UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the three months ended March 31, 2025
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statements No. 333-266391 on Form F-3, No. 333-281111 on Form F-4 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2024, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission. The Consolidated Financial Statements are included in the 2024 Form 20-F.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the other countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of and for the three months ended March 31, 2025 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2024 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on February 21, 2025.
In this report, “$”, “US$”, “USD”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Business Overview” and
•“Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2024 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, Mexico’s and Turkey’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, the tensions triggered by the persistent conflicts in Ukraine and the Middle East, long-standing U.S.-China trade tensions including recent trade tariffs, the escalation of trade tariffs globally, and changes in tariff policies, Brexit and the rise of populism in several regions of the world. Furthermore, there is the risk of a sharp global growth slowdown;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•the increased turbulence in the banking sector since March 2023, in particular, following the liquidity and other problems experienced by certain banks in the United States and Switzerland, which have led to increased concerns over the volatility and quality of banks’ deposits and their exposure to rising interest rates, and have adversely affected the valuations of certain banks. BBVA has significant exposure to the global banking sector. In addition, certain actions by Swiss regulators in 2023 have led to increased uncertainty regarding the potential actions to be adopted by the relevant authorities in connection with a bank’s failure. Moreover, regulatory changes are expected in the EU and, particularly, in Spain, in connection with the ranking of claims upon a bank’s insolvency, providing a preference to claims of all depositors relative to ordinary unsecured claims, which may adversely affect the risk profile and cost of banks’ debt securities. Further, there could be changes to the deposit guarantee schemes in certain jurisdictions, which could lead to changes in customer behavior and how banks manage their deposits portfolio;
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system). Further, emerging economies generally face higher anti-money laundering and environmental, social and governance (“ESG”) risk levels;
•in Spain, political, regulatory and economic uncertainty may have a negative impact on economic activity, and there is a risk that public policies could be adopted that have an adverse impact on the economy or our business;

•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s, Mexico’s and Turkey’s respective credit ratings;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates and the escalation of trade tariffs globally on the Group’s results of operations (including potential mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates). Moreover, any future interest rate reductions may result in higher inflation and adversely affect the Group’s results of operations;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•BBVA’s ability to complete the Exchange Offer (as defined herein) for all of the shares of Banco de Sabadell, S.A. and, if applicable, integrate such entity successfully, and any unanticipated costs, losses or other impacts in connection therewith; see “Other Matters—Offer to exchange 100% of the shares of Banco de Sabadell, S.A. for shares of Banco Bilbao Vizcaya Argentaria, S.A.”;
•the effects of competition in the markets in which we operate and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to manage information technology obsolescence, implement technological advances on a timely basis or at all and effectively capture the benefits of emerging technologies, including cloud computing, artificial intelligence, big data analysis, crypto currencies and alternative payment systems;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) under its programs, and our ability to receive dividends and other funds from our subsidiaries;
•the effectiveness of our debt recovery policy, including our ability to recover aged non-performing loans;
•our ability to hedge certain risks economically, including exchange rate risk;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing ESG standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in the Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations, as well as legal and regulatory actions and proceedings against other financial institutions, especially if such actions or proceedings result in rulings that affect the industry generally or lead to changes in the Group’s practices;

•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured or fully accounted for in the models we use or to otherwise adjust our risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy, targets or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2024 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
The financial information as of December 31, 2024 and for the three months ended March 31, 2024 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain intra-group adjustments referred to in the section “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
Hyperinflationary Economies
The Turkish, Argentine and Venezuelan economies have been considered hyperinflationary, as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”, since 2022, 2018 and 2008, respectively. All the components of the financial statements (including income statement items) of entities located in such countries1 (in each case, for any period in which the relevant economy was considered to be hyperinflationary) have been converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences have been recorded within “Accumulated other comprehensive income (loss)” in accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates”.
See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Changes in Intra-Group Adjustments
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities among the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2024 and for the three months ended March 31, 2024 comparable with the segment information as of and for the three months ended March 31, 2025, segment information as of December 31, 2024 and for the three months ended March 31, 2024 has been revised in conformity with these intra-group reallocations. These intra-group adjustments had no impact at the consolidated level.
See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
1 With respect to Turkey, IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank BBVA International N.V. in the Netherlands.

Share Buyback Program
On January 30, 2025, BBVA announced the execution of a share repurchase program for an amount of €993 million, subject to obtaining the corresponding regulatory authorizations and approval by the Board of Directors of the specific terms and conditions of the program, which will be communicated to the market before the start of the program’s execution, which is pending, as of the date of this report.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical and financial information contained herein:
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

BUSINESS OVERVIEW
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
Operating Segments
As of March 31, 2025, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2024.
Set forth below are the Group’s current five operating segments:
•Spain;
•Mexico;
•Turkey;
•South America; and
•Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the Assets & Liabilities Management unit (“ALCO”), including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities among the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2024 and for the three months ended March 31, 2024 comparable with the segment information as of and for the three months ended March 31, 2025, segment information as of December 31, 2024 and for the three months ended March 31, 2024 has been revised in conformity with these intra-group reallocations. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of March 31, 2025 and December 31, 2024 was as follows:

	As of March 31, 2025	As of December 31, 2024
	(In Millions of Euros)
Spain	405,324	411,620
Mexico	162,908	168,470
Turkey	85,975	82,782
South America	72,915	73,997
Rest of Business	64,826	66,534
Subtotal Assets by Operating Segment	791,947	803,404
Corporate Center and Adjustments (1)	(19,085)	(31,002)
Total Assets BBVA Group	772,863	772,402
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the three months ended March 31, 2025 and 2024. Such information is presented under management criteria; however, for the three months ended March 31, 2025 and 2024, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—BBVA Group results of operations for the three months ended March 31, 2025 compared with the three months ended March 31, 2024—Results of operations by operating segment for the three months ended March 31, 2025 compared with the three months ended March 31, 2024”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company (1)
	Three months ended March 31,
	2025	2024	2025	2024
	(In Millions of Euros)		(In Percentage)
Spain	1,024	712	35.2	28.1
Mexico	1,332	1,441	45.8	56.8
Turkey	158	144	5.4	5.7
South America	218	119	7.5	4.7
Rest of Business	173	122	6.0	4.8
Subtotal operating segments	2,906	2,539	100.0	100.0
Corporate Center	(208)	(339)
Profit attributable to parent company	2,698	2,200
(1) Based on subtotal from operating segments.
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the three months ended March 31, 2025 and 2024. Such information is presented under management criteria; however, for the three months ended March 31, 2025 and 2024, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—BBVA Group results of operations for the three months ended March 31, 2025 compared with the three months ended March 31, 2024—Results of operations by operating segment for the three months ended March 31, 2025 compared with the three months ended March 31, 2024”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total
	(In Millions of Euros)
March 2025
Net interest income / (expense)	1,607	2,767	701	1,231	191	(99)	6,398
Gross income	2,533	3,705	1,267	1,438	437	(55)	9,324
Operating profit / (loss) before tax	1,553	1,852	453	512	220	(242)	4,348
Profit / (loss) attributable to parent company	1,024	1,332	158	218	173	(208)	2,698
March 2024
Net interest income / (expense)	1,587	2,999	277	1,555	157	(64)	6,512
Gross income	2,143	3,967	897	1,201	339	(329)	8,218
Operating profit / (loss) before tax	1,130	2,009	413	201	163	(459)	3,458
Profit / (loss) attributable to parent company	712	1,441	144	119	122	(339)	2,200

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of March 31, 2025 and December 31, 2024:

	As of March 31, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	405,324	162,908	85,975	72,915	64,826	791,947	(19,085)
Cash, cash balances at central banks and other demand deposits	13,230	13,135	10,536	7,241	6,499	50,642	(236)
Financial assets at fair value (2)	105,386	49,525	4,840	11,216	1,818	172,783	150
Financial assets at amortized cost	246,576	93,824	66,113	50,372	55,948	512,832	(398)
Loans and advances to customers	184,624	88,522	47,892	47,515	50,152	418,705	(1,440)
Total Liabilities	390,159	150,793	77,216	65,626	60,283	744,076	(30,476)
Financial liabilities held for trading and designated at fair value through profit or loss	68,956	24,943	1,854	1,551	550	97,855	(6,300)
Financial liabilities at amortized cost - Customer deposits	228,546	86,731	62,375	50,317	28,032	456,001	(293)
Total Equity	15,165	12,115	8,759	7,289	4,543	47,872	11,392
Assets under management	110,547	58,655	18,572	8,559	655	196,988
Mutual funds	85,088	53,844	13,351	8,559	—	160,842
Pension funds	25,459	—	5,221	—	655	31,335
Other placements	—	4,811	—	—	—	4,811
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	411,620	168,470	82,782	73,997	66,534	803,404	(31,002)
Cash, cash balances at central banks and other demand deposits	12,734	12,564	8,828	8,906	8,348	51,379	(234)
Financial assets at fair value (2)	109,569	54,547	4,503	10,884	1,627	181,130	(1,798)
Financial assets at amortized cost	237,279	94,595	64,893	49,983	56,013	502,763	(362)
Loans and advances to customers	179,667	88,725	48,299	46,846	50,392	413,930	(1,453)
Total Liabilities	396,475	156,743	74,537	66,907	61,501	756,163	(43,774)
Financial liabilities held for trading and designated at fair value through profit or loss	75,143	30,885	1,943	2,060	642	110,674	(9,131)
Financial liabilities at amortized cost - Customer deposits	226,391	84,949	58,095	50,738	27,432	447,605	41
Total Equity	15,145	11,727	8,245	7,090	5,033	47,242	12,772
Assets under management	108,694	57,253	18,076	7,936	645	192,604
Mutual funds	82,852	52,528	12,949	7,936	—	156,264
Pension funds	25,841	—	5,128	—	645	31,614
Other placements	—	4,726	—	—	—	4,726
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €13,230 million as of March 31, 2025, a 3.9% increase compared with the €12,734 million recorded as of December 31, 2024, mainly due to increases in cash held with other financial institutions, through other demand deposits, with a view to increasing liquidity for making disbursements, partially offset by a decrease in cash held at the European Central Bank.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €105,386 million as of March 31, 2025, a 3.8% decrease from the €109,569 million recorded as of December 31, 2024, mainly as a result of the decrease in derivatives recorded under “Financial assets held for trading”, in the context of a relatively stable interest rate environment.
Financial assets at amortized cost of this operating segment as of March 31, 2025 amounted to €246,576 million, a 3.9% increase compared with the €237,279 million recorded as of December 31, 2024. Within this heading, loans and advances to customers amounted to €184,624 million as of March 31, 2025, a 2.8% increase compared with the €179,667 million recorded as of December 31, 2024, mainly due to the increases in corporate and business banking, corporate and investment banking and loans to non-financial enterprises. In addition, within this heading, debt securities of this operating segment as of March 31, 2025 amounted to €47,894 million, an 11.9% increase compared with the €42,791 million recorded as of December 31, 2024, mainly as a result of an increase in Spanish sovereign debt securities recorded as “Financial assets at amortized cost”.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2025 amounted to €68,956 million, an 8.2% decrease compared with the €75,143 million recorded as of December 31, 2024, mainly due to the decrease in derivatives recorded under “Financial liabilities held for trading”, in the context of a relatively stable interest rate environment.
Customer deposits at amortized cost of this operating segment as of March 31, 2025 amounted to €228,546 million, a 1.0% increase compared with the €226,391 million recorded as of December 31, 2024. The increase mainly related to time deposits.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of March 31, 2025 amounted to €110,547 million, a 1.7% increase compared with the €108,694 million recorded as of December 31, 2024, mainly due to the increase in mutual funds.
This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 3.5% as of March 31, 2025 from 3.7% as of December 31, 2024. This ratio was positively affected by higher write-offs and, to a lesser extent, increases in corporate and business banking, corporate and investment banking and loans to non-financial enterprises, and negatively affected by modestly higher net entries in non-performing loans. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) increased to 61% as of March 31, 2025 from 59% as of December 31, 2024.

Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso depreciated 2.3% against the euro as of March 31, 2025 compared with December 31, 2024, negatively affecting the business activity of the Mexico operating segment as of March 31, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €13,135 million as of March 31, 2025, a 4.5% increase compared with the €12,564 million recorded as of December 31, 2024, mainly due to increases in cash balances held in U.S. dollars at the Federal Reserve (“Fed”), mainly driven by the issuance of long-term debt and increasing volumes of foreign exchange swaps, partially offset by the reduction of repurchase agreements and the depreciation of the Mexican peso against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2025 amounted to €49,525 million, a 9.2% decrease from the €54,547 million recorded as of December 31, 2024, mainly due to decreases in governments bonds driven in part by decreases in interest reference rates by the Mexican Central Bank (“BANXICO”) and the depreciation of the Mexican peso against the euro.
Financial assets at amortized cost of this operating segment as of March 31, 2025 amounted to €93,824 million, a 0.8% decrease compared with the €94,595 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of March 31, 2025 amounted to €88,522 million, a 0.2% decrease compared with the €88,725 million recorded as of December 31, 2024, mainly attributable to the depreciation of the Mexican peso against the euro, partially offset by the increase in loans to SMEs supported by specific initiatives aimed at promoting this portfolio and increases in consumer loans.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2025 amounted to €24,943 million, a 19.2% decrease compared with the €30,885 million recorded as of December 31, 2024, mainly as a result of the decrease in deposits from BANXICO (through repurchase agreements) recorded under “Financial liabilities held for trading” and, to a lesser extent, the depreciation of the Mexican peso against the euro.
Customer deposits at amortized cost of this operating segment as of March 31, 2025 amounted to €86,731 million, a 2.1% increase compared with the €84,949 million recorded as of December 31, 2024, mainly as a result of increases in demand deposits (which bear a lower cost for BBVA than time deposits), partially offset by the depreciation of the Mexican peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of March 31, 2025 amounted to €58,655 million, a 2.4% increase compared with the €57,253 million as of December 31, 2024, mainly as a result of the continuing search by customers for higher profitability investments, which continued to boost mutual funds, partially offset by the depreciation of the Mexican peso against the euro.
This operating segment’s non-performing loan ratio (as defined herein) decreased to 2.4% as of March 31, 2025 from 2.7% as of December 31, 2024 mainly due to lower net entries in non-performing loans and higher write-offs. As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) increased to 129% as of March 31, 2025 from 121% as of December 31, 2024.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
The Turkish lira depreciated 10.5% against the euro as of March 31, 2025 compared to December 31, 2024, adversely affecting the business activity of the Turkey operating segment as of March 31, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
BBVA’s operations in Turkey are subject to substantial regulation by Turkish national authorities. See “Other Matters—Regulatory Update for Turkey” for information on certain regulations that are relevant to our operations.
Cash, cash balances at central banks and other demand deposits amounted to €10,536 million as of March 31, 2025, a 19.3% increase compared with the €8,828 million recorded as of December 31, 2024, mainly due to the increase in cash obtained from customer deposits, both in Turkish-lira and foreign currency, partially offset by the reduction in repurchase agreements and the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2025 amounted to €4,840 million, a 7.5% increase from the €4,503 million recorded as of December 31, 2024, mainly due to increases in local currency-denominated debt securities, whose valuation increased supported by the decrease in interest reference rates during the first three months ended March 31, 2025, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of March 31, 2025 amounted to €66,113 million, a 1.9% increase compared with the €64,893 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of March 31, 2025 amounted to €47,892 million, a 0.8% decrease compared with the €48,299 million recorded as of December 31, 2024, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in Turkish lira-denominated credit card loans and consumer loans, due, in part, to the measures adopted by the Turkish authorities to encourage Turkish lira-denominated loans (see “Other Matters—Regulatory Update for Turkey”). In addition, within this heading, debt securities of this operating segment as of March 31, 2025 amounted to €6,893 million, a 7.1% decrease compared with the €7,417 million recorded as of December 31, 2024, mainly as a result of the depreciation of the Turkish lira against the euro, partially offset by increases in local currency-denominated bonds as part of our liquidity management measures. Further, loans and advances to central banks increased in the three months ended March 31, 2025, as a result of the increases in the volume of Turkish lira deposits and the continued existence of reserve ratio requirements in Turkish lira deposits established by the Central Bank of the Republic of Turkey (“CBRT”) (5% and 4% in September 2024 and November 2024, respectively).
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2025 amounted to €1,854 million, a 4.6% decrease compared with the €1,943 million recorded as of December 31, 2024, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in trading derivatives.
Customer deposits at amortized cost of this operating segment as of March 31, 2025 amounted to €62,375 million, a 7.4% increase compared with the €58,095 million recorded as of December 31, 2024, mainly due to increases in Turkish lira and U.S. dollar deposits, mainly, in the wholesale portfolio, partially offset by the depreciation of the Turkish lira against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of March 31, 2025 amounted to €18,572 million, a 2.7% increase compared with the €18,076 million as of December 31, 2024, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.

The non-performing loan ratio (as defined herein) of this operating segment increased to 3.2% as of March 31, 2025 from 3.1% as of December 31, 2024, mainly as a result of the increase in the balance of non-performing retail loans (mainly credit card and consumer loans) due to the increase in retail loans, offset, in part, by the sale of non-performing loan portfolios and certain recoveries from the wholesale loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 93% as of March 31, 2025 from 96% as of December 31, 2024.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela. It also includes a representative office in Santiago (Chile).
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of March 31, 2025, the Argentine peso and the Peruvian sol depreciated against the euro by 7.6% and 1.3%, respectively, compared to December 31, 2024. On the other hand, the Colombian peso appreciated against the euro by 1.0% compared to December 31, 2024. Overall, changes in exchange rates resulted in a negative exchange rate effect on the business activity of the South America operating segment as of March 31, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of March 31, 2025 and December 31, 2024, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” to hyperinflationary economies.
Cash, cash balances at central banks and other demand deposits as of March 31, 2025 amounted to €7,241 million, an 18.7% decrease compared with the €8,906 million recorded as of December 31, 2024, mainly due to an increase in the credit gap (as deposits decreased while loans increased) in the region, decreases in repurchase agreements in Peru and Colombia and the depreciation of the Argentine peso against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2025 amounted to €11,216 million, a 3.0% increase compared with the €10,884 million recorded as of December 31, 2024, mainly due to the increase of debt securities in Argentina, partially offset by the depreciation of the Argentine peso against the euro.
Financial assets at amortized cost of this operating segment as of March 31, 2025 amounted to €50,372 million, a 0.8% increase compared with the €49,983 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of March 31, 2025 amounted to €47,515 million, a 1.4% increase compared with the €46,846 million recorded as of December 31, 2024, mainly as a result of the increase in loans to enterprises and households in Argentina, partially offset by decreases in retail loans in Peru and the depreciation of the Argentine peso and the Peruvian sol against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2025 amounted to €1,551 million, a 24.7% decrease compared with the €2,060 million recorded as of December 31, 2024, mainly due to the decrease in deposits recorded as “Financial liabilities held for trading” in Colombia, as a result, in part, of a gradual reduction in interest rates, which could have led investors to shift their funds toward higher-yielding financial instruments.
Customer deposits at amortized cost of this operating segment as of March 31, 2025 amounted to €50,317 million, a 0.8% decrease compared with the €50,738 million recorded as of December 31, 2024.
Off-balance sheet funds of this operating segment (which includes “Mutual funds”, including customers’ portfolios, in Argentina, Colombia and Peru) as of March 31, 2025 amounted to €8,559 million, a 7.8% increase compared with the €7,936 million as of December 31, 2024, mainly due to our strategy to boost private banking activities in the region, investors’ search for more liquid and profitable instruments, partially offset by the depreciation of the Argentine peso against the euro.

The non-performing loan ratio (as defined herein) of this operating segment decreased to 4.3% as of March 31, 2025 from 4.5% as of December 31, 2024, mainly as a result of the decrease in non-performing loans, and higher write-offs in Peru and Colombia. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 90% as of March 31, 2025, from 88% as of December 31, 2024 as a result of the abovementioned decrease in non-performing loans.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar depreciated 3.9% against the euro as of March 31, 2025 compared to December 31, 2024, adversely affecting the business activity of the Rest of Business operating segment as of March 31, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of March 31, 2025 amounted to €6,499 million, a 22.1% decrease compared with the €8,348 million recorded as of December 31, 2024, mainly due to the decrease in cash balances held at central banks within this operating segment, in particular, at the Fed, due in part to lower interest rates in the United States, supporting the shift towards liquid trading assets, which typically offer higher short-term yields, and the increased grant of loans on a constant exchange rates basis.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2025 amounted to €1,818 million, an 11.7% increase compared with the €1,627 million recorded as of December 31, 2024, mainly due to the increase in loans and advances (through reverse repurchase agreements) recorded under “Financial assets held for trading” in BBVA Securities Inc., our broker-dealer in the United States, and increases in debt securities in the New York branch, partially offset by the depreciation of the U.S. dollar against the euro.
Financial assets at amortized cost of this operating segment as of March 31, 2025 amounted to €55,948 million, a 0.1% decrease compared with the €56,013 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of March 31, 2025 amounted to €50,152 million, a 0.5% decrease compared with the €50,392 million recorded as of December 31, 2024, mainly due to the depreciation of the U.S. dollar against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2025 amounted to €550 million, a 14.3% decrease compared with the €642 million recorded as of December 31, 2024, mainly due to the decrease in deposits recorded under “financial liabilities held for trading” and, to a lesser extent, the depreciation of the U.S. dollar against the euro.
Customer deposits at amortized cost of this operating segment as of March 31, 2025 amounted to €28,032 million, a 2.2% increase compared with the €27,432 million recorded as of December 31, 2024, mainly as a result of the growth in demand deposits in the branches located in Europe, partially offset by the depreciation of the U.S. dollar against the euro.
Off-balance sheet funds of this operating segment as of March 31, 2025 amounted to €655 million, a 1.6% increase compared with the €645 million recorded as of December 31, 2024.
The non-performing loan ratio (as defined herein) of this operating segment was 0.3% as of March 31, 2025 and December 31, 2024, with each of non-performing loans and total credit risk decreasing compared to December 31, 2024. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 109% as of March 31, 2025 from 102% as of December 31, 2024 mainly as a result of the decrease in non-performing loans.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2024 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Set forth below are the main factors that have affected the comparability of the Group’s results of operations for the three months ended March 31, 2025 and 2024, and the Group’s financial condition as of March 31, 2025 and December 31, 2024. Further to the factors referred to below, the future comparability of the Group’s results of operations and financial condition may be significantly affected by, among other factors, the completion of the Exchange Offer. See “Other Matters—Offer to exchange 100% of the shares of Banco de Sabadell, S.A. for shares of Banco Bilbao Vizcaya Argentaria, S.A.”.
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the three months ended March 31, 2025 and 2024, and as period-end exchange rates as of March 31, 2025 and December 31, 2024 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the three months ended March 31, 2025	For the three months ended March 31, 2024	As of March 31, 2025	As of December 31, 2024
Mexican peso	21.4988	18.4409	22.0627	21.5504
Turkish lira			41.0399	36.7372
U.S. dollar	1.0523	1.0857	1.0815	1.0389
Argentine peso			1,160.8551	1,072.6642
Colombian peso	4,411.0018	4,253.7329	4,534.2645	4,580.6659
Peruvian sol	3.8905	4.0789	3.9550	3.9027
(1)The period-end exchange rate as of March 31, 2024 of the Turkish lira and the Argentine peso against the euro was 34.9487 and 926.9532, respectively.
During the three months ended March 31, 2025, the Turkish lira, the Argentine peso, the Mexican peso and, to a significantly less extent, the Colombian peso, depreciated against the euro in average terms compared with the same period of the prior year. On the other hand, the Peruvian sol and the U.S. dollar appreciated against the euro in average terms.
In terms of period-end exchange rates, the Turkish lira, the Argentine peso, the U.S. dollar, the Mexican peso, and the Peruvian sol depreciated against the euro compared with the exchange rates as of December 31, 2024. On the other hand, the Colombian peso appreciated against the euro in terms of period-end exchange rates.
The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Argentine peso and the Turkish lira used to convert income statement items pursuant to IAS 21, and the depreciation of the Mexican peso) and balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.
Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions and the alteration of the institutional environment of the countries in which it operates, and the Group is exposed to sovereign debt especially in Spain, Mexico and Turkey.
The global economy is undergoing significant changes, driven primarily by the policies of the new U.S. administration. Uncertainty surrounding their consequences is exceptionally high, substantially increasing geopolitical, economic and financial risks.
The recent significant increase in either adopted or announced U.S. tariff on imports from its trade partners have triggered strong financial market volatility, reinforcing risks to the global economic outlook. High uncertainty about the final level and duration of these tariffs, together with the related financial instability, could negatively impact the world economy, worsening the prospects for the macroeconomic environment. As a result of adopted or announced tariffs, global growth could slow or decline. The impact on economic activity could be particularly pronounced in the United States and China, given China’s response to the measures announced by the U.S. government and the recent escalation in trade tensions between the United States and China, which could also weigh on other economies.
While fiscal stimulus measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and evolving financial conditions, among other factors.
Increased tariffs would also raise the risk of inflation in the United States, potentially limiting the Federal Reserve’s room to cut interest rates in 2025. In contrast, weaker growth in the Eurozone could allow the European Central Bank to implement slightly larger-than-expected rate cuts, although this would also depend, among other factors, on the EU’s response to U.S. tariffs, which could create additional inflationary pressures.
Beyond higher import tariffs, tighter U.S. controls on migration flows could affect the labor market, add to inflationary pressures and weigh on economic growth. The new U.S. administration’s fiscal, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility.

In addition, there is a high risk of sovereign debt tensions, given the high debt levels in both developed and emerging countries, relatively high interest rates, and weak economic growth prospects.
Rising trade protectionism and the growing rivalry between the United States and China, among other factors, could intensify geopolitical tensions, against a backdrop of persistent conflicts in Ukraine and the Middle East. Similarly, recent negotiations aimed at ending the war between Ukraine and Russia could fuel global tensions in the long term, despite potentially having short-term benefits, including downward pressure on energy prices. In response to these risks and the changes in the foreign policy of the new U.S. administration, the European Union has adopted measures to increase military spending, which could support growth but, to some extent, add pressure on inflation and interest rates in the region.
Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.
The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: a deterioration in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or even defaults or debt restructurings; the impact of policies adopted by the new U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.
In Spain, political, regulatory, and economic uncertainty may have a negative impact on economic activity. In Mexico, there is considerable uncertainty regarding the impact of recently approved constitutional reforms, as well as the policies of the new U.S. administration (especially if protectionist measures affect growth expectations). In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions could also trigger new episodes of financial volatility and macroeconomic risks. Moreover, uncertainty remains over the impact of the geopolitical situation in the Middle East—particularly in Syria—on Turkey. These factors could lead to a deterioration in the purchasing power and creditworthiness of the Group’s customers, both households and corporates. In addition, official interest rates, regulatory and macroprudential policies affecting the banking sector, and currency depreciation in Turkey have impacted and may continue to impact the Group’s results. In Argentina, the risk of economic and financial turmoil persists, as the government has substantially changed Argentina’s policy framework and is pursuing a strong fiscal and monetary adjustment to curb inflation. Lastly, in Colombia and Peru, climate-related factors, political tensions, and a deterioration of public finances could weigh on economic performance.
Furthermore, there is an increasing risk of sovereign debt tensions, given the high debt levels in developed and emerging countries, relatively high interest rates and weak economic growth prospects.
Any of these factors may have a significant adverse effect on the Group’s business, financial condition and results of operations.

BBVA Group results of operations for the three months ended March 31, 2025 compared with the three months ended March 31, 2024
The table below shows the Group’s unaudited condensed interim consolidated income statements for the three months ended March 31, 2025 and 2024.

	For the three months ended March 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Interest and other income	14,720	14,979	(1.7)
Interest expense	(8,321)	(8,468)	(1.7)
Net interest income	6,398	6,512	(1.7)
Fee and commission income	3,297	2,926	12.7
Fee and commission expense	(1,237)	(1,040)	19.0
Net gains (losses) on financial assets and liabilities (1)	1,020	589	73.2
Exchange differences, net	(72)	183	n.m. (2)
Other operating income	177	130	36.9
Other operating expense	(648)	(1,444)	(55.1)
Income on insurance and reinsurance contracts	1,294	1,093	18.4
Expense on insurance and reinsurance contracts	(923)	(745)	23.9
Gross income	9,324	8,218	13.5
Administration costs	(3,184)	(3,007)	5.9
Personnel expense	(1,901)	(1,778)	6.9
Other administrative expense	(1,283)	(1,229)	4.4
Depreciation and amortization	(378)	(375)	0.8
Net margin before provisions (3)	5,762	4,835	19.2
Provisions or reversal of provisions	(51)	(57)	(11.5)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,385)	(1,361)	1.8
Operating profit / (loss) before tax	4,348	3,458	25.8
Tax expense or income related to profit or loss from continuing operations	(1,466)	(1,151)	27.3
Profit / (loss)	2,882	2,307	25.0
Profit / (loss) attributable to parent company	2,698	2,200	22.7
Profit / (loss) attributable to non-controlling interests	184	107	72.6
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Not meaningful.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
The changes in our unaudited condensed interim consolidated income statements for the three months ended March 31, 2025 compared with the same period of 2024 were as follows:
Net interest income
Net interest income for the three months ended March 31, 2025 amounted to €6,398 million, a 1.7% decrease compared with the €6,512 million recorded for the three months ended March 31, 2024, mainly as a result of the depreciation in average terms of the currencies of the main countries where the Group operates, except for the U.S. dollar and the Peruvian sol, the lower yield in the securities portfolio and the lower yield and volume in the public sector loan portfolio in South America, particularly in Argentina driven in part, with respect to the yield, by the decline in the monetary policy rate in Argentina, partially offset by the higher volume and yield of Turkish lira-denominated loans, the increase in volume of sovereign debt securities, the higher customer spread in Turkey and, to a lesser extent, increases in the volume of the loan portfolio and lower wholesale funding costs in Mexico.

Fee and commission income
Fee and commission income increased by 12.7% to €3,297 million for the three months ended March 31, 2025 from the €2,926 million recorded for the three months ended March 31, 2024, primarily due to the increase in payment systems fees (fees related to credit and debit cards and points of sale (POS)) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT in November 2024 and, to a lesser extent, the fees resulting from the increased volumes of credit card transactions and asset management activities in Mexico and increases in payment systems-related fees (in particular, related to credit cards) in Argentina, as a result of increases in the volume of transactions and commission rates, partially offset by the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol. For additional information, see Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements.
Fee and commission expense
Fee and commission expense increased by 19.0% to €1,237 million for the three months ended March 31, 2025 from the €1,040 million recorded for the three months ended March 31, 2024, primarily due to the increase in fees paid by the Group in connection with the increase in payment systems fees in Turkey, Mexico and Argentina (in particular, due to an increase in the volume of credit card transactions), and increases in brokerage fees in Mexico, partially offset by the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol. For additional information, see Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased to €1,020 million for the three months ended March 31, 2025, a 73.2% increase compared to the net gain of €589 million recorded for the three months ended March 31, 2024, mainly due to gains from certain foreign currency hedges (recorded in the ALCO portfolio of the Corporate Center) on the estimated results of the operating segments, resulting, to a great extent, from the evolution of the Mexican peso, and the gains from certain venture capital investments, partially offset by negative exchange differences, lower gains from the trading portfolio in Turkey and the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol. See Note 32 to our Unaudited Condensed Interim Consolidated Financial Statements for more information on net gains on financial assets and liabilities.
Exchange differences, net
Exchange differences for the three months ended March 31, 2025 amounted to a €72 million expense compared with the €183 million gain recorded for the three months ended March 31, 2024, mainly as a result of the negative exchange differences, in particular, with respect to the U.S. dollar, recorded in the Corporate Center.
Other operating income and other operating expense
Other operating income for the three months ended March 31, 2025 increased by 36.9% to €177 million from €130 million recorded for the three months ended March 31, 2024, mainly due to higher gains from sales of non-financial services in Turkey.
Other operating expense for the three months ended March 31, 2025 amounted to €648 million, a 55.1% decrease compared with the €1,444 million recorded for the three months ended March 31, 2024, mainly driven by the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €117 million in the three months ended March 31, 2025, compared to the €655 million monetary loss recorded for the three months ended March 31, 2024, the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Turkey (€348 million and €550 million, respectively, for the three months ended March 31, 2025 and March 31, 2024) and, to a lesser extent, the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol. In addition, other operating expense for the three months ended March 31, 2024 included a charge for the then-estimated impact of the temporary tax on credit institutions and financial credit establishments in Spain amounting to €285 million (which was paid in 2024), whereas the quarterly expense related to the new tax on the interest margin and commissions of certain financial entities was recorded under “Tax expense or income related to profit or loss from continuing operations” for the three months ended March 31, 2025. The period-on-period decrease was partially offset by the lower positive impact of the revaluation of bonds linked to inflation in the period (€311 million and €439 million, respectively, in the three months ended March 31, 2025 and 2024).

Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the three months ended March 31, 2025 was €1,294 million, an 18.4% increase compared with the €1,093 million recorded for the three months ended March 31, 2024, mainly due to the increase in insurance premiums, attributable in part to higher insurance sales in Mexico and, to a lesser extent, in Turkey, partially offset by the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol.
Expense on insurance and reinsurance contracts for the three months ended March 31, 2025 was €923 million, a 23.9% increase compared with the €745 million expense recorded for the three months ended March 31, 2024, mainly as a result of higher insurance activity in Mexico, partially offset by the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the three months ended March 31, 2025 amounted to €3,184 million, a 5.9% increase compared with the €3,007 million recorded for the three months ended March 31, 2024, mainly as a result of the higher salaries in Turkey, and the higher general expenses related mainly to IT in Turkey and South America, partially offset by the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2025 was €378 million, a 0.8% increase compared with the €375 million recorded for the three months ended March 31, 2024, mainly due to increases in the depreciation expense related to IT equipment in Turkey, partially offset by the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol.
Provisions or reversal of provisions
Provisions or reversal of provisions for the three months ended March 31, 2025 amounted to an expense of €51 million, an 11.5% decrease compared with the €57 million expense recorded for the three months ended March 31, 2024, mainly due to lower provisions for contingencies in South America and the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the three months ended March 31, 2025 was an expense of €1,385 million, a 1.8% increase compared with the €1,361 million expense recorded for the three months ended March 31, 2024, mainly due to the increase in the expected losses related to the retail portfolio (mainly credit card and consumer loans, which volumes increased and also required higher credit impairments) in Turkey, increase in the volume of loans to SMEs, which implied higher credit requirements in Mexico, and the higher credit impairments in the household loan portfolio in Argentina as a result in part of the greater credit activity (as we increased private lending as a result of lower government borrowings), partially offset by lower credit impairment requirements in the household loan portfolio in Peru and, to a lesser extent, the retail loan portfolio in Spain, the higher reversal of impairment in the wholesale portfolio in Turkey and the depreciation of the currencies of the main countries where the Group operates in average terms, except for the U.S. dollar and the Peruvian sol.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the three months ended March 31, 2025 amounted to €4,348 million, a 25.8% increase compared with the €3,458 million recorded for the three months ended March 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the three months ended March 31, 2025 amounted to €1,466 million, a 27.3% increase compared with the €1,151 million expense recorded for the three months ended March 31, 2024, mainly due to the higher operating profit before tax in Spain, South America and, to a lesser extent, Turkey.
Profit / (loss)
As a result of the foregoing, profit for the three months ended March 31, 2025 amounted to €2,882 million, a 25.0% increase from the €2,307 million recorded for the three months ended March 31, 2024.

Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the three months ended March 31, 2025 amounted to €2,698 million, a 22.7% increase from the €2,200 million recorded for the three months ended March 31, 2024.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the three months ended March 31, 2025 increased by 72.6% to €184 million, from the €107 million profit attributable to non-controlling interests recorded for the three months ended March 31, 2024, as a result, in part, of the increase in profit in Peru.

Results of operations by operating segment for the three months ended March 31, 2025 compared with the three months ended March 31, 2024
The information contained in this section is presented under management criteria; however, for the three months ended March 31, 2025 and 2024, there were no differences between the Group consolidated income statement and the income statements of our operating segments and Corporate Center calculated in accordance with management operating segment reporting criteria. The tables set forth below show the income statements of our operating segments, the Corporate Center and the Group for the periods indicated.
For certain relevant information concerning the preparation and presentation of the financial information included in this report, including certain recent intra-group adjustments, see “Presentation of Financial Information”.

	For the three months ended March 31, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	1,607	2,767	701	1,231	191	(99)	6,398
Net fees and commissions	590	583	549	227	137	(26)	2,060
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	248	220	124	188	107	61	948
Other operating income and expense, net (2)	89	135	(107)	(208)	1	8	(82)
Gross income	2,533	3,705	1,267	1,438	437	(55)	9,324
Administration costs	(723)	(1,036)	(518)	(580)	(192)	(135)	(3,184)
Depreciation and amortization	(93)	(108)	(59)	(55)	(9)	(54)	(378)
Net margin before provisions (3)	1,717	2,561	690	803	236	(245)	5,762
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(139)	(696)	(234)	(297)	(19)	(1)	(1,385)
Provisions or reversal of provisions and other results	(26)	(14)	(2)	6	3	4	(29)
Operating profit / (loss) before tax	1,553	1,852	453	512	220	(242)	4,348
Tax expense or income related to profit or loss from continuing operations	(528)	(520)	(265)	(148)	(47)	41	(1,466)
Profit / (loss)	1,025	1,332	189	365	173	(201)	2,882
Profit / (loss) attributable to non-controlling interests	(1)	—	(31)	(146)	—	(6)	(184)
Profit / (loss) attributable to parent company	1,024	1,332	158	218	173	(208)	2,698
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the three months ended March 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	1,587	2,999	277	1,555	157	(64)	6,512
Net fees and commissions	552	642	423	193	88	(11)	1,887
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	212	213	316	196	94	(259)	772
Other operating income and expense, net (2)	(209)	113	(119)	(744)	1	5	(952)
Gross income	2,143	3,967	897	1,201	339	(329)	8,218
Administration costs	(723)	(1,066)	(400)	(552)	(152)	(114)	(3,007)
Depreciation and amortization	(94)	(127)	(45)	(49)	(7)	(53)	(375)
Net margin before provisions (3)	1,325	2,773	453	600	180	(496)	4,835
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(164)	(752)	(75)	(354)	(16)	1	(1,361)
Provisions or reversal of provisions and other results	(31)	(12)	36	(45)	(1)	36	(17)
Operating profit / (loss) before tax	1,130	2,009	413	201	163	(459)	3,458
Tax expense or income related to profit or loss from continuing operations	(417)	(568)	(244)	(6)	(40)	125	(1,151)
Profit / (loss) from continuing operations	713	1,441	170	195	122	(334)	2,307
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	713	1,441	170	195	122	(334)	2,307
Profit / (loss) attributable to non-controlling interests	(1)	—	(26)	(75)	—	(5)	(107)
Profit / (loss) attributable to parent company	712	1,441	144	119	122	(339)	2,200
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the three months ended March 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	1,607	1,587	1.2
Net fees and commissions	590	552	6.8
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	248	212	16.7
Other operating income and expense, net	(14)	(306)	(95.4)
Income and expense on insurance and reinsurance contracts	103	97	6.5
Gross income	2,533	2,143	18.2
Administration costs	(723)	(723)	—
Depreciation and amortization	(93)	(94)	(1.0)
Net margin before provisions (2)	1,717	1,325	29.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(139)	(164)	(15.7)
Provisions or reversal of provisions and other results	(26)	(31)	(16.8)
Operating profit / (loss) before tax	1,553	1,130	37.4
Tax expense or income related to profit or loss from continuing operations	(528)	(417)	26.4
Profit	1,025	713	43.8
Profit attributable to non-controlling interests	(1)	(1)	—
Profit attributable to parent company	1,024	712	43.8
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2025 amounted to €1,607 million, a 1.2% increase compared with the €1,587 million recorded for the three months ended March 31, 2024, mainly as a result of the higher contribution from the securities portfolio and the lower funding costs from the wholesale portfolio, partially offset by the impact of interest rates cuts implemented by the ECB since the second half of 2024 on the consumer and household loan portfolios, which are mostly referenced to variable interest rates. The net interest margin over average total assets of this operating segment amounted to 1.55% for the three months ended March 31, 2025, compared with 1.44% for the three months ended March 31, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2025 amounted to €590 million, a 6.8% increase compared with the €552 million recorded for the three months ended March 31, 2024, mainly due to the increase in the volume of asset management activities.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2025 was a net gain of €248 million, a 16.7% increase compared with the €212 million net gain recorded for the three months ended March 31, 2024, mainly as a result of the positive performance of the Global Markets unit in Spain, partially offset by negative exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2025 amounted to a €14 million expense, a 95.4% decrease compared with the €306 million expense recorded for the three months ended March 31, 2024. Other operating expense for the three months ended March 31, 2024 was mainly related to the then-estimated impact of the temporary tax on credit institutions and financial credit establishments in Spain amounting to €285 million (which was paid in 2024), whereas the quarterly expense related to the new tax on the interest margin and commissions of certain financial entities was recorded under “Tax expense or income related to profit or loss from continuing operations” for the three months ended March 31, 2025.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2025 was €103 million, a 6.5% increase compared with the €97 million income recorded for the three months ended March 31, 2024.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2025 and 2024 amounted to €723 million.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2025 was €93 million, a 1.0% decrease compared with the €94 million recorded for the three months ended March 31, 2024.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2025 amounted to a €139 million expense, a 15.7% decrease compared with the €164 million expense recorded for the three months ended March 31, 2024, mainly due to lower credit impairment requirements in the retail loan portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2025 was a €26 million expense, a 16.8% decrease compared with the €31 million expense recorded for the three months ended March 31, 2024, mainly due to certain gains on the sale of non-current assets and disposal groups classified as held for sale.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2025 was €1,553 million, a 37.4% increase compared with the €1,130 million profit recorded for the three months ended March 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2025 was an expense of €528 million, a 26.4% increase compared with the €417 million expense recorded for the three months ended March 31, 2024, mainly as a result of the higher operating profit before tax recorded for the three months ended March 31, 2025 and the expense recorded in connection with the quarterly accrual of the new tax on the interest margin and commissions of certain financial entities, for an estimated amount of €85 million, for the three months ended March 31, 2025. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Temporary Tax on Credit Institutions in Spain” in our 2024 Form 20-F.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2025 amounted to €1,024 million, a 43.8% increase compared with the €712 million profit recorded for the three months ended March 31, 2024.

MEXICO

	For the three months ended March 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	2,767	2,999	(7.7)
Net fees and commissions	583	642	(9.2)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	220	213	3.3
Other operating income and expense, net	(91)	(95)	(4.2)
Income and expense on insurance and reinsurance contracts	226	208	8.6
Gross income	3,705	3,967	(6.6)
Administration costs	(1,036)	(1,066)	(2.9)
Depreciation and amortization	(108)	(127)	(15.1)
Net margin before provisions (2)	2,561	2,773	(7.7)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(696)	(752)	(7.5)
Provisions or reversal of provisions and other results	(14)	(12)	16.5
Operating profit / (loss) before tax	1,852	2,009	(7.8)
Tax expense or income related to profit or loss from continuing operations	(520)	(568)	(8.5)
Profit	1,332	1,441	(7.6)
Profit attributable to non-controlling interests	—	—	(5.4)
Profit attributable to parent company	1,332	1,441	(7.6)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the three months ended March 31, 2025, the Mexican peso depreciated by 14.2% against the euro in average terms compared with the three months ended March 31, 2024, resulting in a negative exchange rate effect on our consolidated income statement for the three months ended March 31, 2025 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2025 amounted to €2,767 million, a 7.7% decrease compared with the €2,999 million recorded for the three months ended March 31, 2024, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by increases in the volume of the loan portfolio and lower wholesale funding costs. The net interest margin over average total assets of this operating segment amounted to 6.77% for the three months ended March 31, 2025, compared with 6.81% for the three months ended March 31, 2024. At constant exchange rates, net interest income for this operating segment increased by 7.6%.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2025 amounted to €583 million, a 9.2% decrease compared with the €642 million recorded for the three months ended March 31, 2024, mainly due to the depreciation of the Mexican peso against the euro, partially offset by the fees resulting from the increased volumes of credit card transactions and asset management activities. At constant exchange rates, there was a 5.8% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2025 were €220 million, a 3.3% increase compared with the €213 million gain recorded for the three months ended March 31, 2024, mainly as a result of the higher gains from exchange differences in the Global Markets unit and, to a lesser extent, gains from the ALCO portfolio resulting from trading transactions and hedge gains, offset, to a great extent, by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 20.4% increase in net gains on financial assets and liabilities and exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2025 was an expense of €91 million, a 4.2% decrease compared with the €95 million expense recorded for the three months ended March 31, 2024, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by the higher contributions made to the Deposit Guarantee Fund. At constant exchange rates, there was an 11.6% increase in net expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2025 was €226 million, an 8.6% increase compared with the €208 million income recorded for the three months ended March 31, 2024, mainly due to the increase in insurance premiums, attributable in part to higher insurance sales, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, net income and expense on insurance and reinsurance contracts increased by 26.7%.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2025 were €1,036 million, a 2.9% decrease compared with the €1,066 million recorded for the three months ended March 31, 2024, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by the higher salaries and the higher general expenses related mainly to IT. At constant exchange rates, administration costs increased by 13.2%.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2025 was €108 million, a 15.1% decrease compared with the €127 million recorded for the three months ended March 31, 2024, mainly due to depreciation of the Mexican peso against the euro. At constant exchange rates, depreciation and amortization decreased by 1.0%.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2025 was a €696 million expense, a 7.5% decrease compared with the €752 million expense recorded for the three months ended March 31, 2024, mainly due to the depreciation of the Mexican peso against the euro, partially offset by the increase in the volume of loans to SMEs, which implied higher credit requirements. At constant exchange rates, impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification increased by 7.8%.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2025 were a €14 million expense, a 16.5% increase compared with the €12 million expense recorded for the three months ended March 31, 2024, mainly due to the impairment of a guarantee on a leasing transaction, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, provisions or reversal of provisions and other results increased by 35.8%.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2025 was €1,852 million, a 7.8% decrease compared with the €2,009 million recorded for the three months ended March 31, 2024. At constant exchange rates, operating profit before tax increased by 7.4%.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2025 was €520 million, an 8.5% decrease compared with the €568 million expense recorded for the three months ended March 31, 2024, mainly as a result of the lower operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2025 amounted to €1,332 million, a 7.6% decrease compared with the €1,441 million recorded for the three months ended March 31, 2024. At constant exchange rates, profit attributable to parent company increased by 7.8%.

TURKEY

	For the three months ended March 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	701	277	152.7
Net fees and commissions	549	423	29.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	124	316	(60.9)
Other operating income and expense, net	(126)	(130)	(3.6)
Income and expense on insurance and reinsurance contracts	19	12	60.1
Gross income	1,267	897	41.2
Administration costs	(518)	(400)	29.7
Depreciation and amortization	(59)	(45)	31.0
Net margin before provisions (2)	690	453	52.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(234)	(75)	211.6
Provisions or reversal of provisions and other results	(2)	36	n.m. (3)
Operating profit / (loss) before tax	453	413	9.7
Tax expense or income related to profit or loss from continuing operations	(265)	(244)	8.6
Profit	189	170	11.1
Profit attributable to non-controlling interests	(31)	(26)	18.0
Profit attributable to parent company	158	144	9.9
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
As of March 31, 2025, the Turkish lira depreciated by 14.8% against the euro compared to March 31, 2024 (i.e., the period-end exchange rates of the Turkish lira used to convert income statement items pursuant to IAS 21 for the three months ended March 31, 2025 and 2024, respectively), adversely affecting the results of operations of the Turkey operating segment for the three months ended March 31, 2025 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions” and “Other Matters—Regulatory Update for Turkey”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2025 amounted to €701 million, compared with the €277 million recorded for the three months ended March 31, 2024, mainly as a result of the higher volume and yield of Turkish lira-denominated loans supported -with respect to the volume growth- by the lessening of the loan growth-based reserve requirements since January 4, 2025, as adopted by the CBRT (for additional information, see “Other Matters—Regulatory Update for Turkey”), the increase in volume of sovereign debt securities and the higher customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), partially offset by the depreciation of the Turkish lira against the euro. The period-on-period comparison was affected by changes in the reserve requirement for foreign currency deposits, which was set at 8% as of February 2024 and amended in September 2024 and November 2024 to 5% and 4%, respectively, and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds, excluding those obtained from banks abroad, regardless of their maturities. The net interest margin over average total assets of this operating segment amounted to 3.31% for the three months ended March 31, 2025, compared with 1.58% for the three months ended March 31, 2024.

Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2025 amounted to €549 million, a 29.9% increase compared with the €423 million recorded for the three months ended March 31, 2024, as a result of the increase in payment systems fees (fees related to credit and debit cards and POS) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT in November 2024, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, net fees and commissions increased by 51.6%.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2025 amounted to €124 million, a 60.9% decrease compared with the €316 million gain recorded for the three months ended March 31, 2024, mainly driven by negative exchange differences, lower gains from the trading portfolio, and, to a lesser extent, the depreciation of the Turkish lira against the euro.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2025 was a €126 million net expense, a 3.6% decrease compared with the €130 million net expense recorded for the three months ended March 31, 2024, mainly due to the depreciation of the Turkish lira against the euro and the lower loss on the net monetary position resulting from the adjustment for hyperinflation (€348 million and €550 million in the three months ended March 31, 2025 and 2024, respectively), partially offset by the lower positive impact of the revaluation of bonds linked to inflation in the period (€311 million and €439 million, respectively, in the three months ended March 31, 2025 and 2024) and higher income from non-financial services. At constant exchange rates, there was a 36.4% decrease in net expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2025 was €19 million, a 60.1% increase compared with the €12 million income recorded for the three months ended March 31, 2024, mainly due to the increase in insurance premiums, partially offset by the depreciation of the Turkish lira. At constant exchange rates, there was an 86.9% increase.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2025 amounted to €518 million, a 29.7% increase compared with the €400 million recorded for the three months ended March 31, 2024, mainly as a result of the increase in salaries and in general expenses (technology, outsourced services and maintenance) driven to a great extent by the high average inflation rates, partially offset by the depreciation of the Turkish lira. At constant exchange rates, administration costs increased by 51.0%, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2025 was €59 million, a 31.0% increase compared with the €45 million recorded for the three months ended March 31, 2024, mainly due to increases in the depreciation expense related to IT equipment, partially offset by the depreciation of the Turkish lira. At constant exchange rates, there was a 41.4% increase.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2025 was a €234 million expense, compared with the €75 million expense recorded for the three months ended March 31, 2024, mainly as a result of the increase in the expected losses related to the retail portfolio (mainly credit card and consumer loans, which volumes increased and also required higher credit impairments), partially offset by higher reversal of impairment in the wholesale portfolio and the depreciation of the Turkish lira.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2025 were a €2 million expense, compared with the €36 million income recorded for the three months ended March 31, 2024. The three months ended March 31, 2024 were positively affected by the reversal of provisions for certain contingencies.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2025 was €453 million, a 9.7% increase compared with the €413 million recorded for the three months ended March 31, 2024. At constant exchange rates, operating profit before tax increased by 70.9%.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2025 was €265 million, an 8.6% increase compared with the €244 million expense recorded for the three months ended March 31, 2024, mainly as a result of the higher operating profit before tax. At constant exchange rates, tax expense or income related to profit or loss from continuing operations increased by 28.7%.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the three months ended March 31, 2025 amounted to €31 million, an 18.0% increase compared with the €26 million recorded for the three months ended March 31, 2024, as a result, in part, of the increase in profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2025 amounted to €158 million, a 9.9% increase compared with the €144 million recorded for the three months ended March 31, 2024.

SOUTH AMERICA

	For the three months ended March 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	1,231	1,555	(20.9)
Net fees and commissions	227	193	18.0
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	188	196	(4.2)
Other operating income and expense, net	(237)	(772)	(69.3)
Income and expense on insurance and reinsurance contracts	29	28	1.5
Gross income	1,438	1,201	19.8
Administration costs	(580)	(552)	5.1
Depreciation and amortization	(55)	(49)	14.1
Net margin before provisions (2)	803	600	33.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(297)	(354)	(16.2)
Provisions or reversal of provisions and other results	6	(45)	n.m. (3)
Operating profit / (loss) before tax	512	201	154.7
Tax expense or income related to profit or loss from continuing operations	(148)	(6)	n.m. (3)
Profit	365	195	87.3
Profit attributable to non-controlling interests	(146)	(75)	94.2
Profit attributable to parent company	218	119	82.9
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the three months ended March 31, 2025, the Argentine peso depreciated by 20.1% against the euro (considering the period-end exchange rates used to convert income statement items for the three months ended March 31, 2025 and 2024, respectively, pursuant to IAS 21) and the Colombian peso depreciated by 3.6% against the euro in average terms compared with the three months ended March 31, 2024. On the other hand, the Peruvian sol appreciated by 4.8% against the euro in average terms, compared with the three months ended March 31, 2024. Overall, changes in exchange rates resulted in a negative exchange rate effect on the consolidated income statement for the three months ended March 31, 2025 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the three months ended March 31, 2025 and 2024, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2025 amounted to €1,231 million, a 20.9% decrease compared with the €1,555 million recorded for the three months ended March 31, 2024, mainly as a result of the lower yield in the securities portfolio and the lower yield and volume in the public sector loan portfolio, particularly in Argentina driven in part, with respect to the yield, by the decline in the monetary policy rate in Argentina, and the depreciation of the Argentine peso against the euro, partially offset by increases in the volume of the commercial loan portfolio in Argentina, and the consumer loan portfolio in Argentina. At constant exchange rates, there was a 12.4% decrease in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.69% for the three months ended March 31, 2025, compared with 9.43% for the three months ended March 31, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2025 amounted to €227 million income, an 18.0% increase compared with the €193 million income recorded for the three months ended March 31, 2024, mainly due to increases in payment systems-related fees (in particular, related to credit cards), as a result of increases in the volume of transactions and commission rates in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 23.0% increase.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2025 were €188 million, a 4.2% decrease compared with the €196 million gain recorded for the three months ended March 31, 2024, mainly due to the depreciation of the Argentine peso against the euro, lower gains from the securities portfolio in Argentina and negative exchange differences in Colombia, partially offset by the better performance of the ALCO portfolio in Colombia. At constant exchange rates, net gains on financial assets and liabilities and exchange differences increased by 7.4%.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2025 was a €237 million expense, a 69.3% decrease compared with the €772 million expense recorded for the three months ended March 31, 2024, mainly driven by the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €117 million in the three months ended March 31, 2025, compared to the €655 million monetary loss recorded for the three months ended March 31, 2024.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2025 was €29 million, a 1.5% increase compared with the €28 million income recorded for the three months ended March 31, 2024, mainly as a result of higher income related to life insurance in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 7.9% increase.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2025 amounted to €580 million, a 5.1% increase compared with the €552 million recorded for the three months ended March 31, 2024, mainly as a result of increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) and certain general expenses related to technology (affected by the high inflation) in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 12.0% increase.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2025 was a €55 million expense, a 14.1% increase compared with the €49 million expense recorded for the three months ended March 31, 2024 mainly due to the increase in the depreciation expense related to IT equipment in Argentina.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2025 was a €297 million expense, a 16.2% decrease compared with the €354 million expense recorded for the three months ended March 31, 2024, mainly as a result of lower credit impairment requirements in the household loan portfolio in Peru and, to a lesser extent, the depreciation of the Argentine peso against the euro, partially offset by higher credit impairments in the household loan portfolio in Argentina as a result in part of the greater credit activity (as we increased private lending as a result of lower government borrowings). At constant exchange rates, there was a 14.9% decrease.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2025 were a €6 million income, compared with the €45 million expense recorded for the three months ended March 31, 2024, attributable mainly to lower provisions for contingencies.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2025 was €512 million compared with the €201 million profit recorded for the three months ended March 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2025 was €148 million, compared with the €6 million expense recorded for the three months ended March 31, 2024, mainly as a result of the higher operating profit before tax.

Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the three months ended March 31, 2025 amounted to €146 million, a 94.2% increase compared with the €75 million recorded for the three months ended March 31, 2024, mainly due to the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2025 amounted to €218 million, an 82.9% increase compared with the €119 million recorded for the three months ended March 31, 2024.

REST OF BUSINESS

	For the three months ended March 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	191	157	21.8
Net fees and commissions	137	88	56.0
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	107	94	14.1
Other operating income and expense, net	—	—	133.3
Income and expense on insurance and reinsurance contracts	1	1	0.1
Gross income	437	339	28.6
Administration costs	(192)	(152)	25.7
Depreciation and amortization	(9)	(7)	16.0
Net margin before provisions (2)	236	180	31.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(19)	(16)	17.9
Provisions or reversal of provisions and other results	3	(1)	n.m. (3)
Operating profit / (loss) before tax	220	163	35.6
Tax expense or income related to profit or loss from continuing operations	(47)	(40)	16.8
Profit	173	122	41.8
Profit attributable to parent company	173	122	41.8
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the three months ended March 31, 2025, the U.S. dollar appreciated by 3.2% against the euro in average terms, compared with the three months ended March 31, 2024. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2025 amounted to €191 million, a 21.8% increase compared with the €157 million recorded for the three months ended March 31, 2024, mainly due to increase in the corporate and investment banking activity of the branches located in New York and Europe, supported by the increase in loan activity and careful price management. The net interest margin over average total assets of this operating segment amounted to 1.19% for the three months ended March 31, 2025, compared with 1.02% for the three months ended March 31, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2025 amounted to €137 million, a 56.0% increase compared with the €88 million recorded for the three months ended March 31, 2024 mainly due to increased investment banking activity and, to a lesser extent, the appreciation of the U.S. dollar against the euro in average terms.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2025 were €107 million, a 14.1% increase compared with the €94 million net gain recorded for the three months ended March 31, 2024, mainly due to the higher positive exchange differences in Europe, the higher trading activity in the New York branch and, to a lesser extent, the appreciation of the U.S. dollar against the euro in average terms, partially offset by lower trading gains in Europe.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2025 amounted to €192 million, a 25.7% increase compared with the €152 million recorded for the three months ended March 31, 2024, mainly due to increases in personnel expenses in the branches located in New York and Europe and, to a lesser extent, the appreciation of the U.S. dollar against the euro in average terms.

Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2025 amounted to €9 million, a 16.0% increase compared with the €7 million recorded for the three months ended March 31, 2024.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2025 was a €19 million expense, a 17.9% increase compared with the €16 million expense recorded for the three months ended March 31, 2024, mainly as a result of the higher credit impairment requirements related to certain impairment entries in the household loan portfolios in Europe.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2025 were a €3 million income, compared with the €1 million expense recorded for the three months ended March 31, 2024.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2025 was €220 million, a 35.6% increase compared with the €163 million recorded for the three months ended March 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2025 was €47 million, a 16.8% increase compared with the €40 million expense recorded for the three months ended March 31, 2024, due mainly to the increase in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2025 amounted to €173 million, a 41.8% increase compared with the €122 million recorded for the three months ended March 31, 2024.

CORPORATE CENTER

	For the three months ended March 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(99)	(64)	55.0
Net fees and commissions	(26)	(11)	133.0
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	61	(259)	n.m. (2)
Other operating income and expense, net	8	6	26.6
Income and expense on insurance and reinsurance contracts	—	(1)	(95.8)
Gross income	(55)	(329)	(83.1)
Administration costs	(135)	(114)	18.6
Depreciation and amortization	(54)	(53)	2.1
Net margin before provisions (3)	(245)	(496)	(50.6)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1)	1	n.m. (2)
Provisions or reversal of provisions and other results	4	36	(90.1)
Operating profit / (loss) before tax	(242)	(459)	(47.2)
Tax expense or income related to profit or loss from continuing operations	41	125	(67.1)
Profit / (loss)	(201)	(334)	(39.7)
Profit / (loss) attributable to non-controlling interests	(6)	(5)	39.2
Profit / (loss) attributable to parent company	(208)	(339)	(38.7)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the three months ended March 31, 2025 was €99 million, a 55.0% increase compared with the €64 million net expense recorded for the three months ended March 31, 2024, mainly due to the higher funding costs within a global high interest rate environment.
Net fees and commissions
Net fees and commissions of the Corporate Center was an expense of €26 million for the three months ended March 31, 2025 compared with the €11 million expense recorded for the three months ended March 31, 2024, mainly as a result of the higher fees paid in connection with the debt issuances carried out by Banco Bilbao Vizcaya Argentaria, S.A.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of the Corporate Center for the three months ended March 31, 2025 were a €61 million gain, compared with the €259 million loss recorded for the three months ended March 31, 2024, mainly as a result of gains from certain foreign currency hedges (recorded in the ALCO portfolio of the Corporate Center) on the estimated results of the operating segments, resulting, to a great extent, from the evolution of the Mexican peso, and the gains from certain venture capital investments, partially offset by the negative exchange differences, in particular, with respect to the U.S. dollar.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the three months ended March 31, 2025 was €8 million of net income, a 26.6% increase compared with the €6 million net income recorded for the three months ended March 31, 2024.
Administration costs
Administration costs of the Corporate Center for the three months ended March 31, 2025 amounted to €135 million, an 18.6% increase compared with the €114 million recorded for the three months ended March 31, 2024 mainly due to higher personnel expenses.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the three months ended March 31, 2025 was €54 million, a 2.1% increase compared with the €53 million recorded for the three months ended March 31, 2024.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the three months ended March 31, 2025 were a €4 million of income, a 90.1% decrease compared with the €36 million income recorded for the three months ended March 31, 2024, mainly due to lower income from certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the three months ended March 31, 2025 was €242 million, a 47.2% decrease compared with the €459 million loss recorded for the three months ended March 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the three months ended March 31, 2025 amounted to €41 million, compared with the €125 million income recorded for the three months ended March 31, 2024, mainly due to the lower operating loss before tax.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the three months ended March 31, 2025 was €208 million, a 38.7% decrease compared with the €339 million loss recorded for the three months ended March 31, 2024.
Capital
March 31, 2025 information presented below is based on preliminary data.
As of March 31, 2025 and December 31, 2024, own funds are calculated in accordance with the applicable regulations on minimum capital requirements for Spanish credit institutions both at an individual entity level and as a consolidated group. Such regulations establish how to calculate own funds, as well as the various required internal capital adequacy assessment processes and the information required to be disclosed to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
As a result of the most recent Supervisory Review and Evaluation Process (SREP) carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2025, a CET1 capital ratio of 9.13% and a total capital ratio of 13.29%. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement (8.00%), of which a minimum of 4.50% must be met with CET1 capital, 1.50% could be met with AT1 instruments and 2.00% could be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement (1.68%), of which a minimum of 1.02% must be met with CET1 capital (of which 0.18% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% could be met with AT1 instruments and 0.38% could be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (1.00% that must be met exclusively with CET1 capital); and (v) the capital buffer for Countercyclical Risk (0.11% that must be met exclusively with CET1 capital). In addition, the Systemic Risk buffer is 0.00%.
BBVA Group’s CET1 ratio2 stood at 13.09% as of March 31, 2025, which represents an increase of 21 basis points compared to December 31, 2024 mainly due to the profit of the BBVA Group recorded during the three months ended March 31, 2025. The entry into force of the new CRR III regulation had no significant impact on this ratio.
Risk-weighted assets (RWA) increased in the three months ended March 31, 2025 by approximately €884 million, mainly as a result of the increase in commercial loans and, to a lesser extent, the increase in debt securities, partially offset mainly by the depreciation of the currencies of the main countries where the Group operates, except for the Colombian peso. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
2 As of March 31, 2025 and December 31, 2024, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.

The AT1 ratio stood at 1.44% as of March 31, 2025, a decrease of 9 basis point from December 31, 2024. During the three months ended March 31, 2025, Banco Bilbao Vizcaya Argentaria, S.A. completed an issuance for an amount of USD 1.0 billion of contingent convertible preferred securities (CoCos), as well as the early redemption of another issuance for the same amount. The depreciation of the U.S. dollar had a negative impact on the AT1 contribution of such CoCos.
The Tier 2 ratio stood at 3.02% as of March 31, 2025, which represents an increase of 52 basis points compared to December 31, 2024, mainly due to the issuance of subordinated debt by Banco Bilbao Vizcaya Argentaria, S.A. in Spain, amounting to €1.0 billion, during the three months ended March 31, 2025. In addition, in Mexico, USD 1.0 billion of subordinated debt was issued during such period.
As a result of the above, the total capital ratio increased to 17.55% as of March 31, 2025.
The consolidated ratios as of March 31, 2025 and December 31, 2024 were as follows:

CAPITAL BASE (MILLIONS OF EUROS) (1)
	March 31, 2025 (2)	December 31, 2024
Common Equity Tier 1 (CET1)	51,745	50,799
Tier 1	57,452	56,822
Tier 2	11,946	9,858
Total capital (Tier 1 + Tier 2)	69,397	66,680
Risk-weighted assets	395,352	394,468
CET1 (%)	13.09	12.88
Tier 1 (%)	14.53	14.40
Tier 2 (%)	3.02	2.50
Total capital ratio (%)	17.55	16.90
(1)December 31, 2024 data and ratios are presented according to the requirements under CRR II. March 31, 2025 data and ratios have been calculated applying the regulatory changes of CRR III.
(2)Based on preliminary data.
As of March 31, 2025, the leverage ratio (calculated by dividing BBVA’s Tier 1 capital by its total leverage ratio exposure measure, which includes BBVA’s assets and off-balance-sheet items) stood at 6.94% compared to 6.81% as of December 31, 2024. In the three months ended March 31, 2025, Tier 1 capital increased, supported by the generation of results during the three months ended March 31, 2025, while there was lower exposure to off-balance sheet assets, which together resulted in an increase of 13 basis points in the leverage ratio compared to December 31, 2024.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, as from March 27, 2024, an amount of own funds and eligible liabilities equal to 22.79% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group must be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement (3.65%, considering the last official update of the countercyclical capital buffer and the systemic risk buffer, calculated on the basis of exposure as of December 31, 2024, according to applicable regulations and supervisory criteria). Additionally, BBVA was required to meet, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for the purpose of the calculation of the leverage ratio (the “MREL in LR”) of 8.48%. The MREL in RWA and MREL in LR ratios stood at 33.20% and 12.51%, respectively, while the subordinated ratios (subordination requirement in RWA and subordination requirement in LR, respectively, to be fulfilled only by capital and/or subordinated instruments) were 27.70% and 10.43%, respectively.
Given the structure of the resolution group’s own funds and eligible liabilities, as of March 31, 2025, the Group met the aforementioned requirements.
The March 31, 2025 ratios referred to above include the impact of the various debt issuances made by BBVA during the three months ended March 31, 2025 with the aim of reinforcing compliance with the aforementioned requirements.
In addition, as from January 1, 2025, BBVA must maintain, at an individual entity level, a CET1 ratio of 7.99% and a total capital ratio of 12.15%. These ratios include a “Pillar 2” capital requirement at the individual entity level of 1.50%, of which at least 0.84% shall be met with CET1.
The individual ratios as of March 31, 2025 were as follows: the CET1 ratio stood at 16.37%, the Tier 1 ratio stood at 19.09%, the Tier 2 ratio stood at 3.24% and the total capital ratio stood at 22.33%. Risk-weighted assets (RWA) on an individual entity level amounted to €203,176 million as of March 31, 2025.

OTHER MATTERS
Offer to exchange 100% of the shares of Banco de Sabadell, S.A. for shares of Banco Bilbao Vizcaya Argentaria, S.A.
On April 17, 2024, the Chair of BBVA and the Chairman of Banco de Sabadell, S.A. (the “Target Company”) had a meeting in which the Chair of BBVA informed the Chairman of the Target Company about BBVA’s strategic and financial interest in resuming the merger discussions with the Target Company (by reference to the merger transaction discussed between BBVA and the Target Company in 2020 that ended without reaching any agreement), with a view to creating a leading bank, with greater scale and competitive capacity. On April 30, 2024 due to a media report regarding the abovementioned discussions between the Chair of BBVA and the Chairman of the Target Company, BBVA published an inside information notice (información privilegiada) confirming that the Chairman of the Target Company had been informed of BBVA’s board of directors’ interest in initiating negotiations with the Target Company to explore a potential merger of BBVA and the Target Company. On that same day, BBVA made an indicative proposal in writing to the Target Company relating to a corporate transaction, consisting of the proposed combination of the BBVA Group and the Target Company and its consolidated subsidiaries, through a merger by absorption of the Target Company by BBVA (the Merger) (which was published as an inside information notice (información privilegiada) of BBVA on May 1, 2024 and registered with the Spanish Securities and Exchange Commission (“CNMV”) with registry number 2232). On May 6, 2024, the Target Company published an inside information notice (información privilegiada) registered with the CNMV with registry number 2234, rejecting BBVA’s proposal. The Target Company has refused to negotiate with BBVA regarding its proposal.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the “Prior Announcement”), the decision to launch an exchange offer (the “Exchange Offer”) for the acquisition of all of the issued and outstanding shares of the Target Company. The consideration offered by BBVA to the shareholders of the Target Company after the adjustments following the interim and final dividends paid by both companies, consists of one (1) newly issued share of BBVA and €0.70 in cash for every five point three four five six (5.3456) ordinary shares of the Target Company (the “Consideration”), subject to certain adjustments in the case of dividend distributions in accordance with what was indicated in the Prior Announcement.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, 2007, on the rules governing tender offers, the Exchange Offer is subject to mandatory clearance by the CNMV (“CNMV Clearance”). Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Exchange Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the ECB (which condition was satisfied on September 5, 2024, as described below).
In addition, completion of the Exchange Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Exchange Offer by a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of the Target Company at the end of the Exchange Offer acceptance period (therefore excluding the treasury shares that the Target Company may hold at that time) as this condition was amended by BBVA in accordance with the inside information notice (información privilegiada) dated January 9, 2025, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares with non-cash contributions in an amount that is sufficient to fully cover the Consideration offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Exchange Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (PRA) (which condition was satisfied on September 2, 2024, as described below).
On July 5, 2024, BBVA’s Extraordinary General Shareholders’ Meeting approved to authorize the increase of BBVA’s share capital in an amount of up to €551,906,524.05 through the issuance of up to 1,126,339,845 newly-issued BBVA shares to be offered to the holders of the Target Company shares pursuant to the Exchange Offer. Such capital increase resolution was approved with shareholders representing 70.75% of the outstanding BBVA shares present at such meeting and 96% of such shareholders voting in favor. On March 21, 2025, BBVA’s Ordinary General Shareholders’ Meeting approved the renewal of such resolution for its exercise within a one (1) year period from such date.
On September 3, 2024, BBVA announced that it had received on September 2, 2024 the authorization from the Prudential Regulation Authority (PRA) for BBVA’s indirect acquisition of control of TSB Bank PLC, the Target Company’s banking subsidiary in the United Kingdom, as a result of the Exchange Offer.
On September 5, 2024, BBVA announced that it received the decision of non-opposition from the European Central Bank to BBVA’s taking control of the Target Company, as a result of the Exchange Offer.

On November 12, 2024, the Spanish antitrust authorities announced their decision that further review of the economic concentration resulting from the Exchange Offer would be required, extending antitrust review into a second phase.
The detailed terms of the Exchange Offer will be set out in the Spanish prospectus (which was submitted together with the Exchange Offer request to the CNMV for their authorization on May 24, 2024 and will be published after obtaining CNMV Clearance) and the relevant U.S. offer to exchange/prospectus.
BBVA estimates a negative impact on the BBVA Group’s CET1 capital of 51 basis points as of December 31, 2024, including restructuring costs (or approximately 27 basis points excluding such costs, net of taxes and dividends and related prudential deductions) if the Exchange Offer were accepted by holders of the Target Company’s shares representing 100% of the share capital of the Target Company. These estimated impacts have been prepared by BBVA taking into consideration the dividend payments made by the Target Company and BBVA on October 1, 2024 and March 28, 2025 as well as October 10, 2024 and April 10, 2025, respectively.

Regulatory Update for Spain
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain” in our 2024 Form 20-F.
Investment Services
Several sustainability initiatives within the European Union are expected to significantly impact the asset management and retail investment services sectors during 2025. In particular: (i) the European Securities and Markets Authority (“ESMA”) published the Guidelines on Funds' Names Using ESG or Sustainability-Related Terms in August 2024, which became effective on November 21, 2024. Asset managers are required to adapt the names of investment funds under their management as of that date—or, alternatively, adjust the investment policies of those funds—by May 21, 2025; and (ii), with the imminent transposition of the Corporate Sustainability Reporting Directive (CSRD) into Spanish law, it is anticipated that, starting in 2025, asset managers exceeding certain thresholds will be obligated to prepare a sustainability report as part of their management report. Additionally, a degree of uncertainty remains regarding the European Commission's forthcoming actions following the consultation initiated at the end of 2023 concerning the implementation of the Sustainable Finance Disclosure Regulation (SFDR and the new package of proposals of the European Union which affects the Corporate Sustainability Reporting Directive (CSRD), the Corporate Sustainability Due Diligence Directive (CS3D) and the Taxonomy Regulation, which main purpose is simplification). The most significant and anticipated development is the potential establishment of a sustainable labeling system for financial products; however, it is currently unknown whether this will come into effect during 2025.
Recent developments in financial services legislation include the following:
•The European Commission has published a regulatory package called Retail Investment Strategy (“RIS”) which aims to increase the participation of retail investors in European capital markets. Directive 2014/65/EU on markets in financial instruments (MiFID) is included among the different EU directives to be reviewed, with relevant changes proposed in retail investor protection. The European Parliament and European Council have also published their alternatives to the European Commission proposal. The amendment of MiFID is not expected to be approved in 2025 and its content is likely to undergo relevant changes given the differing public positions of the various EU co-legislators. This initiative may be affected by the new proposal known as Savings and Investments Union (“SIU”).
•The European Commission has adopted its strategy for the SIU, a key initiative to improve the way the EU financial system channels savings to productive investments. This strategy is intended to be further developed through a number of legal initiatives across four strands of work: (i) citizens and savings, aimed at increasing investment in capital markets by EU citizens; (ii) investments and financing, aimed at providing more capital and financing options to EU businesses; (iii) integration and scale, aimed at reducing fragmentation in EU capital markets; and (iv) efficient supervision in the Single Market, aimed at creating a level playing field across the EU. Immediate developments are expected in the fields of financial education, the creation of investments and savings accounts, private pensions, promotion of investment in equity securities by institutional investors and other measures intended to enhance liquidity, securitization, improvement of market infrastructures, encouragement of cross border activities within the EU and harmonized and efficient supervision.
Undertakings for Collective Investments
Directive (EU) 2024/927, amending the Alternative Investment Fund Managers Directive (AIFMD) and Undertakings for Collective Investment in Transferable Securities (UCITS) Directive was approved in 2024 and must be transposed into national legislation before April 16, 2026. The main change introduced by the regulation relates to the delegation of functions and liquidity management. In this regard, the International Organization of Securities Commissions (IOSCO) and the European Securities and Markets Authority (ESMA) are expected to publish, respectively, recommendations, additional regulation and guidelines on liquidity management. In addition, there is certain regulatory and supervisory concern regarding the contribution to systemic risks and the use of leverage by non-banking financial intermediaries.

Regulatory Update for Mexico
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Mexico” in our 2024 Form 20-F.
Constitutional and Institutional Reform
On September 15, 2024, a constitutional reform regarding the Judiciary System was published in Mexico’s Federal Official Gazette. The reform primarily establishes the popular election of federal judges, including the Supreme Court Justice (SCJN). Furthermore, it reduces the number of SCJN justices from 11 to 9. The reform took effect the day after its publication, with extraordinary elections scheduled for 2025.
Additionally, on December 20, 2024, a further constitutional reform was published in Mexico’s Federal Official Gazette to eliminate several Constitutionally Autonomous Bodies (OCAs), transferring their functions to other entities of the federal government. Among others, the National Institute of Transparency (INAI) will have its responsibilities redistributed to government agencies and the Federal Economic Competition Commission (COFECE) will be replaced by a decentralized body stemming from the Federal Executive, which will also be in charge of telecommunications’ antitrust matters. Congress had 90 days to issue legislation to implement this amendment. However, regarding COFECE, the decree provides that it will take effect within 180 days of the issuance of the corresponding legislation, without setting a deadline for it. As of the date of this report, no such legislation had been issued.
As a result of the aforementioned reform, on March 20, 2025, a decree was published in the Federal Official Gazette enacting new legislation on transparency and personal data protection. The new legal framework includes: (i) the General Law on Transparency and Access to Public Information; (ii) the General Law on Personal Data Protection Held by Obligated Subjects; and (iii) the Federal Law on Personal Data Protection Held by Private Parties. These new laws reassign transparency-related responsibilities from INAI to various entities including the Secretariat of Anti-Corruption and Good Governance and the Federal Judiciary. They also mandate the establishment of the National Information Access System and the creation of specialized courts and tribunals to address these matters. The enactment of secondary regulation is still pending.
COFECE Investigation into Card Payments Market
In 2018, the Investigative Authority (IA) of the COFECE launched an investigation into the card payments market. In July 2023, the COFECE’s Board issued a final resolution recommending that regulators implement regulatory changes and mandating clearing houses to establish a compliance program and appoint an antitrust compliance officer. BBVA Mexico has taken all necessary actions and provided all required information to demonstrate compliance with the resolution.
Separately, in October 2022, COFECE announced that it had initiated an investigation in April 2022 into potential collusion in credit card transactions involving deferred monthly payments at zero interest. Although not under investigation, in July 2024, BBVA was requested to assist the authority by providing information related to the case. The request was fulfilled in December 2024. On December 18, 2024, COFECE concluded the investigation phase. In April 2025, the Investigative Authority of COFECE presented its findings to the Board of Commissioners. The content of such findings has not been disclosed. If COFECE were to issue a statement of objections and proceed to the trial-like stage, it would have to notify the involved parties before June 3, 2025. In such scenario, COFECE will publish a press release once the parties are notified.

Regulatory Update for Turkey
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2024 Form 20-F.
Regulation on Loans and Reserve and Maintenance of Securities Requirements
Since 2020, the Banking Regulation and Supervision Agency (“BRSA”) has issued recommendations to protect the value of the Turkish lira by ensuring that customers who are granted cash loans do not use the loan amounts for buying foreign currency or gold, and has introduced and regulated the Foreign Currency Protected Turkish Lira Deposit Account, an instrument designed to protect Turkish lira-denominated deposits from volatility in exchange rates. Several Communiqués were issued since then, establishing maximum limits with respect to loan allocation and loan disbursement fees, revising applicable rates, and implementing policies to strengthen the monetary policy transmission mechanisms and to balance domestic demand. In order to enhance the effectiveness of loan growth limits, a reserve requirement based on loan growth was introduced in 2024. During 2024, the monthly growth limit was reduced from 2.5% to 2.0% for Turkish lira commercial loans and from 3.0% to 2.0% for general purpose loans. On January 4, 2025, the growth limit was revised to 2.5% for SME loans and 1.5% for commercial loans. These measures were implemented in order to control the growth in Turkish lira denominated loans within a lower interest rate environment.
With respect to foreign currency denominated loans and with the aim of ensuring a level of loan growth consistent with the target decrease in inflation and the maintenance of the share of Turkish lira denominated loans, a monthly growth limit of 1.0% was introduced for such loans during 2024. As per the latest amendment on March 1, 2025, the monthly growth limit for foreign currency denominated loans has been reduced from 1.0% to 0.5%, and the scope of foreign currency denominated loans exempted from this growth limit has been narrowed.
Other regulations
Additionally, on January 20, 2025, the CBRT discontinued the opening and renewal of foreign currency protected deposit and participation accounts, converted from foreign currency and gold, with maturities of six months and twelve months. This decision aligns with prior measures to phase out foreign currency-linked financial instruments.
On July 20, 2024, the Communiqué on Amendments to the Communiqué on the Deposit and Participation Scheme for Non-Resident Turkish Citizens was adopted, setting forth certain regulation applicable to time deposit and participation accounts (“YUVAM”) that are the result of converting foreign currency deposit accounts and participation funds of certain non-resident persons that were denominated in foreign currency into Turkish lira deposits or accounts, and which provide additional returns according to the procedures determined by the CBRT. YUVAM accounts could be opened by converting foreign currency deposits or accounts through a document proving that the relevant funds were transferred from outside Turkey. Based on a further amendment of February 15, 2025, customers that are legal entities have been excluded from the purpose and scope of the aforementioned Communiqué.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the three months ended March 31, 2025

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited condensed consolidated balance sheets as of March 31, 2025 and December 31, 2024

ASSETS (Millions of Euros)
	Notes	March 2025	December 2024
Cash, cash balances at central banks and other demand deposits	8	50,406	51,145
Financial assets held for trading	9	101,716	108,948
Non-trading financial assets mandatorily at fair value through profit or loss	10	10,570	10,546
Financial assets designated at fair value through profit or loss	11	929	836
Financial assets at fair value through other comprehensive income	12	59,718	59,002
Financial assets at amortized cost	13	512,434	502,400
Derivatives - hedge accounting		1,068	1,158
Fair value changes of the hedged items in portfolio hedges of interest rate risk		(67)	(65)
Joint ventures and associates	14	981	989
Insurance and reinsurance assets	21	184	191
Tangible assets	15	9,530	9,759
Intangible assets	16	2,492	2,490
Tax assets	17	16,897	18,650
Other assets	18	5,197	5,525
Non-current assets and disposal groups classified as held for sale	19	807	828
TOTAL ASSETS		772,863	772,402

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	March 2025	December 2024
Financial liabilities held for trading	9	76,246	86,591
Financial liabilities designated at fair value through profit or loss	11	15,309	14,952
Financial liabilities at amortized cost	20	594,752	584,339
Derivatives - hedge accounting		2,157	2,503
Liabilities under insurance and reinsurance contracts	21	11,392	10,981
Provisions	22	4,370	4,619
Tax liabilities	17	3,373	3,033
Other liabilities	18	6,001	5,370
Liabilities included in disposal groups classified as held for sale	19	—	—
TOTAL LIABILITIES		713,599	712,388

SHAREHOLDERS’ FUNDS		73,025	72,875
Capital	24	2,824	2,824
Share premium		19,184	19,184
Other equity		27	40
Retained earnings	25	46,582	40,693
Other reserves	25	1,845	1,814
Less: Treasury shares		(135)	(66)
Profit or loss attributable to owners of the parent		2,698	10,054
Less: Interim dividends		—	(1,668)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	26	(17,948)	(17,220)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	4,187	4,359
TOTAL EQUITY		59,264	60,014
TOTAL EQUITY AND TOTAL LIABILITIES		772,863	772,402
MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	March 2025	December 2024
Loan commitments given	28	205,240	188,515
Financial guarantees given	28	23,151	22,503
Other commitments given	28	59,422	51,215
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the three months ended March 31, 2025 and 2024

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	March 2025	March 2024
Interest and other income	29.1	14,720	14,979
Interest income using effective interest rate method		13,305	13,230
Other interest income		1,415	1,750
Interest expense	29.2	(8,321)	(8,468)
NET INTEREST INCOME		6,398	6,512
Dividend income	30	9	5
Share of profit or loss of entities accounted for using the equity method		9	10
Fee and commission income	31	3,297	2,926
Fee and commission expense	31	(1,237)	(1,040)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	32	114	76
Gains (losses) on financial assets and liabilities held for trading, net	32	770	273
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	32	86	73
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	32	54	67
Gains (losses) from hedge accounting, net	32	(5)	99
Exchange differences, net	32	(72)	183
Other operating income	33	177	130
Other operating expense	33	(648)	(1,444)
Income from insurance and reinsurance contracts	34	1,294	1,093
Expense from insurance and reinsurance contracts	34	(923)	(745)
GROSS INCOME		9,324	8,218
Administration costs	35	(3,184)	(3,007)
Depreciation and amortization	36	(378)	(375)
Provisions or reversal of provisions	37	(51)	(57)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	38	(1,385)	(1,361)
NET OPERATING INCOME		4,326	3,418
Impairment or reversal of impairment of investments in joint ventures and associates	39	—	41
Impairment or reversal of impairment on non-financial assets	40	(1)	(3)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		4	(2)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	41	19	4
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		4,348	3,458
Tax expense or income related to profit or loss from continuing operations		(1,466)	(1,151)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		2,882	2,307
Profit (loss) after tax from discontinued operations	19	—	—
PROFIT (LOSS)		2,882	2,307
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	184	107
ATTRIBUTABLE TO OWNERS OF THE PARENT		2,698	2,200
		March 2025	March 2024
EARNINGS (LOSSES) PER SHARE (Euros)		0.45	0.36
Basic earnings (losses) per share from continuing operations		0.45	0.36
Diluted earnings (losses) per share from continuing operations		0.45	0.36
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the three months ended March 31, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	March 2025	March 2024
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	2,882	2,307
OTHER RECOGNIZED INCOME (EXPENSE)	(869)	1,598
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	113	164
Actuarial gains (losses) from defined benefit pension plans	6	(54)
Non-current assets and disposal groups held for sale	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	111	166
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(2)	54
Income tax related to items not subject to reclassification to income statement	(2)	(2)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(982)	1,434
Hedge of net investments in foreign operations (effective portion)	(41)	(407)
Valuation gains (losses) taken to equity	(41)	(407)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	(920)	2,071
Translation gains (losses) taken to equity	(920)	2,071
Transferred to profit or loss	—	1
Other reclassifications	—	—
Cash flow hedges (effective portion)	(64)	(25)
Valuation gains (losses) taken to equity	(64)	(25)
Transferred to profit or loss	—	—
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedging instruments (non-designated elements)	5	—
Valuation gains or losses taken to equity	5	—
Debt securities at fair value through other comprehensive income	68	(317)
Valuation gains (losses) taken to equity	143	(285)
Transferred to profit or loss	(75)	(32)
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	—	—
Valuation gains (losses) taken to equity	—	—
Transferred to profit or loss	—	—
Other reclassifications	—	—
Entities accounted for using the equity method	(5)	7
Income tax relating to items subject to reclassification to income statements	(26)	105
TOTAL RECOGNIZED INCOME (EXPENSE)	2,013	3,905
Attributable to minority interests (non-controlling interests)	43	395
ATTRIBUTABLE TO THE PARENT COMPANY	1,970	3,510
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the three months ended March 31, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
March 2025												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2025 ⁽¹⁾	2,824	19,184	—	40	40,693	—	1,814	(66)	10,054	(1,668)	(17,220)	(2,730)	7,089	60,014
Total income (expense) recognized	—	—	—	—	—	—	—	—	2,698	—	(728)	(141)	184	2,013
Other changes in equity	—	—	—	(12)	5,889	—	31	(69)	(10,054)	1,668	—	—	(215)	(2,763)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,360)	—	—	—	—	—	—	—	(215)	(2,575)
Purchase of treasury shares	—	—	—	—	—	—	—	(335)	—	—	—	—	—	(335)
Sale or cancellation of treasury shares	—	—	—	—	—	—	3	266	—	—	—	—	—	269
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	9	8,348	—	28	—	(10,054)	1,668	—	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(26)	—	—	—	—	—	—	—	—	—	(26)
Other increases or (-) decreases in equity	—	—	—	5	(100)	—	—	—	—	—	—	—	—	(95)
Balances as of March 31, 2025	2,824	19,184	—	27	46,582	—	1,845	(135)	2,698	—	(17,948)	(2,871)	7,058	59,264
(1) Balances as of December 31, 2024, as originally reported in the consolidated financial statements for the year 2024.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the three months ended March 31, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
March 2024												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2024 ⁽[1]⁾	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
Total income (expense) recognized	—	—	—	—	—	—	—	—	2,200	—	1,310	288	107	3,905
Other changes in equity	—	—	—	(10)	4,736	—	(191)	(675)	(8,019)	951	—	1	(185)	(3,392)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,246)	—	—	—	—	—	—	—	(186)	(2,432)
Purchase of treasury shares	—	—	—	—	—	—	—	(952)	—	—	—	—	—	(952)
Sale or cancellation of treasury shares	—	—	—	—	—	—	1	278	—	—	—	—	—	278
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	7	7,069	—	(8)	—	(8,019)	951	—	1	(1)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(21)	—	—	—	—	—	—	—	—	—	(21)
Other increases or (-) decreases in equity	—	—	—	4	(87)	—	(183)	—	—	—	—	—	1	(265)
Balances as of March 31, 2024	2,861	19,769	—	31	40,973	—	1,824	(709)	2,200	—	(14,944)	(3,032)	6,806	55,778
(1) Balances as of December 31, 2023, as originally reported in the consolidated financial statements for the year 2023.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
	March 2025	March 2024
CASH FLOWS FROM OPERATING ACTIVITIES (1)	157	(193)
Of which hyperinflation effect from operating activities	609	1,050
Profit for the period	2,882	2,307
Adjustments to obtain the cash flow from operating activities	3,717	3,922
Depreciation and amortization	378	375
Other adjustments	3,339	3,547
Net increase/decrease in operating assets/liabilities	(7,012)	(6,143)
Financial assets/liabilities held for trading	(3,262)	(6,097)
Non-trading financial assets mandatorily at fair value through profit or loss	(248)	(340)
Other financial assets/liabilities designated at fair value through profit or loss	537	1,031
Financial assets at fair value through other comprehensive income	(1,069)	(364)
Financial assets/liabilities at amortized cost	(3,449)	2,188
Other operating assets/liabilities	480	(2,560)
Collection/Payments for income tax	570	(279)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	(274)	(374)
Of which hyperinflation effect from investing activities	138	381
Tangible assets	(131)	(281)
Intangible assets	(177)	(126)
Investments in joint ventures and associates	12	6
Subsidiaries and other business units	—	—
Non-current assets/liabilities held for sale	22	28
Other settlements/collections related to investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES (3)	491	1,139
Of which hyperinflation effect from financing activities	—	—
Dividends	—	—
Subordinated liabilities	771	1,965
Treasury share amortization/increase	—	—
Treasury share acquisition/disposal	(103)	(705)
Other items relating to financing activities	(177)	(120)
EFFECT OF EXCHANGE RATE CHANGES (4)	(1,114)	535
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3+4)	(739)	1,108
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	51,145	75,416
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	50,406	76,524

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros)
	Notes	March 2025	March 2024
Cash on hand	8	7,445	8,010
Cash balances at central banks	8	35,165	60,334
Other demand deposits	8	7,795	8,180
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	50,406	76,524
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the three months ended March 31, 2025
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2024 were authorized for issue on February 21, 2025.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter the “Consolidated Financial Statements”) as of and for the three-month period ended March 31, 2025 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”), as adopted by the European Union (EU-IFRS), and with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board) and have been approved by the Board of Directors at its meeting held on April 28, 2025. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”). Consequently, for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2024.
The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the EU-IFRS applicable as of December 31, 2024, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2024, except for the new Standards and Interpretations that became effective from January 1, 2025 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of March 31, 2025, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the three months ended March 31, 2025.
The Consolidated Financial Statements and Notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect on the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the Consolidated Financial Statements.

1.3.    Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 6, 12, 13 and 14).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 21), to quantify certain provisions (see Note 22), and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 23).
–The useful life and impairment losses of tangible and intangible assets and impairment losses of non-current assets held for sale (see Notes 15, 16 and 19).
–The valuation of goodwill and price allocation of business combinations (see Note 16).
–The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
–The recoverability of deferred tax assets (see Note 17) and the forecast of corporate tax expense.
In general, the BBVA Group is working to consider and include how climate risk and other climate-related matters can affect the financial statements, cash flows and financial performance of the Group within the models used for the relevant estimations. These estimates and judgments are being considered when preparing the financial statements of the BBVA Group and, where relevant, they are mentioned in the corresponding Notes to the Consolidated Financial Statements.
The prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment.
Estimates have been made on the basis of the best available information on the matters analyzed as of March 31, 2025. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
During the three-month period ended March 31, 2025 there have been no significant changes in the estimates made as of December 31, 2024, other than those indicated in these Consolidated Financial Statements.
1.4.    Related party transactions
The information related to these transactions is presented in Note 53 of the consolidated financial statements of the Group for the year ended December 31, 2024.
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the regular course of their business. None of these transactions are considered significant and the transactions are carried out under normal market conditions.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly to those applied in the consolidated financial statements of the Group for the year ended December 31, 2024 (as set forth in Note 2 thereto), except for the application of the requirements of IFRS 9 in relation to accounting hedge relationships as of January 1, 2025.
The BBVA Group decided to transition to the IFRS 9 accounting framework for micro-hedge accounting starting from January 1, 2025. This decision is motivated by the fact that this option is better aligned with the BBVA Group’s risk management strategy. IFRS 9 introduces changes compared to IAS 39 in various areas, such as hedged items, hedging instruments, accounting for the time value of options and forward elements, hedge rebalancing, and hedge effectiveness assessment, which facilitate and broaden the range of transactions to which hedge accounting can be applied.
The BBVA Group has adapted its accounting policies and processes to the new regulations. A procedure has been established to document the requirements for recognizing an economic hedge as a hedge accounting measure, including measures such as clear identification of hedged items and hedging instruments, an assessment of a hedge’s effectiveness and supporting evidence of the relevant entity’s intention to manage its risk through these instruments.
The adoption of this accounting policy has not had any significant impact on the Group's Consolidated Financial Statements.
With respect to the accounting of macro-hedging relationships, the Group maintains the criteria established in IAS 39.
The standards that came into effect on January 1, 2025, as well as the standards issued by the IASB but not yet in force as of March 31, 2025, are listed below. The most notable standards are:
2.1.Standards and interpretations that became effective in the first three months of 2025

Amendment to - IAS 21 "Effects of changes in foreign exchange rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21 - The effect of changes in foreign exchange rates. The standard has a double objective, on the one hand to provide guidance on when one currency is convertible into another and, on the other hand, how to determine the exchange rate to be used in accounting when it is concluded that such convertibility does not exist.
In relation to the first objective, one currency is convertible into another when an entity can obtain the other currency within a time frame that allows for a normal administrative delay; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that there is no convertibility between currencies, it must estimate an exchange rate. The standard does not establish a specific estimation technique for them, but rather establishes guidelines for their determination, allowing the use of an observable type without adjusting or using an estimation technique.
The modification to the standard entered into force on January 1, 2025. The standard has not had an impact on the BBVA Group's consolidated financial statements.
2.2.Standards and interpretations issued but not yet effective as of March 31, 2025
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, which are not mandatory as of March 31, 2025. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
IFRS 18 - "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.
Specifically, IFRS 18 introduces three predefined expense categories (operating, investing, financing) and two subtotals ("operating profit" and "profit before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027, with early application permitted once it is adopted by the European Union.
Amendments to IFRS 9 and IFRS 7: Amendments to the classification and measurement of financial instruments
On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features such as environmental, social and governance (ESG). Additionally, they clarify that a financial liability should be derecognized on the 'settlement date' and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required in IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.
The amendments will come into force on January 1, 2026, although they may be applied earlier once they have been adopted by the European Union.
IFRS 19 "Subsidiaries without Public Accountability: Disclosures"
On May 9, 2024, the IASB issued IFRS 19 "Subsidiaries without Public Accountability: Disclosures" which allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards.
This new standard will enter into force on January 1, 2027, allowing early application once it is adopted by the European Union. In the Group there are no eligible entities within the scope of this standard, so no significant impact on the BBVA Group's financial statements is expected.
Amendments to IFRS 9 and IFRS 7: Contracts that refer to nature-dependent electricity
On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to address the accounting for contracts for the purchase and sale of renewable electricity, called Power Purchase Agreements (PPA). The amendments include guidance on the “own use” exemption for purchasers of electricity and requirements to apply hedge accounting on these arrangements.
The amendments will come into force on January 1, 2026, although they can be applied earlier once they have been adopted by the European Union.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2024:

–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first three months of 2025 and the year 2024
During the first three months of 2025 and during the year 2024 no significant or relevant corporate transactions have been completed, without prejudice to the announcement of the voluntary tender offer for the acquisition of all of the issued shares of Banco de Sabadell, S.A.
Other relevant additional information
Announcement of the voluntary tender offer for the acquisition of all of the issued shares of Banco de Sabadell, S.A.
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024, by BBVA through the publication of an inside information notice (información privilegiada) with the Spanish Securities and Exchange Commission (hereinafter “CNMV”).
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the "Prior Announcement"), the decision to launch a voluntary tender offer (the "Exchange Offer") for the acquisition of all of the issued shares of the Target Company, being a total of 5,440,221,447 ordinary shares with a par value of €0.125 each (representing 100% of the Target Company’s share capital). The consideration initially offered by BBVA to the shareholders of the Target Company consisted of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company, subject to certain adjustments in the case of dividend distribution in accordance with what was indicated in the Prior Announcement.
In accordance with the Prior Announcement of the Exchange Offer and as a consequence of the interim dividend against the 2024 financial year results in the amount of €0.08 per share paid by the Target Company to its shareholders on October 1, 2024, BBVA proceeded to adjust the Exchange Offer consideration. Therefore, after applying the adjustment in the terms set forth in the Prior Announcement, the consideration offered by BBVA to the shareholders of the Target Company under the Exchange Offer was adjusted to one (1) newly issued ordinary share of BBVA for each five point zero one nine six (5.0196) ordinary shares of the Target Company.
Additionally, as a result of the interim dividend against the 2024 financial year results in the amount of €0.29 per share paid by BBVA to its shareholders on October 10, 2024, BBVA proceeded to adjust again the Exchange Offer consideration. Therefore, also in accordance with the provisions of the Prior Announcement, the Exchange Offer consideration was adjusted to one (1) newly issued ordinary share of BBVA and €0.29 in cash for every five point zero one nine six (5.0196) ordinary shares of the Target Company.
In addition, as a consequence of the final dividend against the 2024 financial year results in the gross amount of €0.1244 per share paid by the Target Company to its shareholders on March 28, 2025, BBVA proceeded to adjust again the Exchange Offer consideration. Therefore, after applying the adjustment in the terms set forth in the Prior Announcement, the consideration offered by BBVA to the shareholders of the Target Company under the Exchange Offer was adjusted to one (1) newly issued ordinary share of BBVA and €0.29 in cash for every five point three four five six (5.3456) ordinary shares of the Target Company.
Lastly, as a result of the final dividend against the 2024 financial year results in the gross amount of €0.41 per share paid by BBVA to its shareholders on April 10, 2025, BBVA proceeded to adjust again the Exchange Offer consideration. Accordingly, in accordance with the provisions of the Prior Announcement, the Exchange Offer consideration was adjusted to one (1) newly issued ordinary share of BBVA and €0.70 in cash for every five point three four five six (5.3456) ordinary shares of the Target Company.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, 2007, on the rules governing tender offers, the Exchange Offer is subject to mandatory clearance by the CNMV (“CNMV Clearance”). Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Exchange Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the ECB (which condition was satisfied on September 5, 2024, as described below).

In addition, completion of the Exchange Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Exchange Offer by a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of the Target Company at the end of the Exchange Offer acceptance period (therefore excluding the treasury shares that the Target Company may hold at that time) as this condition was amended by BBVA in accordance with the inside information notice (información privilegiada) dated January 9, 2025, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares with non-cash contributions in an amount that is sufficient to fully cover the consideration offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Exchange Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (PRA) (which condition was satisfied on September 2, 2024, as described below).
On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to cover the consideration in shares offered to the shareholders of the Target Company (see Note 24). On March 21, 2025, BBVA’s Ordinary General Shareholders’ Meeting approved the renewal of such resolution for its exercise within a one (1) year period from such date.
On September 3, 2024, BBVA announced that it had received on September 2, 2024 the authorization from the Prudential Regulation Authority (PRA) for BBVA’s indirect acquisition of control of TSB Bank PLC, the Target Company’s banking subsidiary in the United Kingdom, as a result of the Exchange Offer.
On September 5, 2024, BBVA announced that it received the decision of non-opposition from the European Central Bank to BBVA’s taking control of the Target Company, as a result of the Exchange Offer.
On November 12, 2024, the Spanish antitrust authorities announced their decision that further review of the economic concentration resulting from the Exchange Offer would be required, extending antitrust review into a second phase.
The Exchange Offer is subject to approval by the CNMV and to the approval of the economic concentration resulting from the Exchange Offer by the Spanish competition authorities. The detailed terms of the Exchange Offer will be set out in the Spanish prospectus (which was submitted together with the Exchange Offer request to the CNMV for their authorization on May 24, 2024 and will be published after obtaining CNMV Clearance) and the relevant U.S. offer to exchange/prospectus.
4.Shareholder remuneration system
The Annual General Shareholder's Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, a cash distribution against the 2024 results as a final dividend for the 2024 fiscal year, for an amount equal to €0.41 (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025. The total amount paid, excluding treasury shares held by the Group's companies, amounted to €2,360 million.
Additionally, on January 30, 2025, a BBVA share repurchase program for an amount of €993 million was announced, which is pending execution as of the date of this document.
5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of March 31, 2025, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2024 financial year.
The BBVA Group's operating areas or segments are summarized below:
–Spain includes mainly the banking, insurance and asset management businesses that the Group carries out in Spain.
–Mexico includes banking, insurance and asset management businesses in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

–South America includes banking, financial, insurance and asset management activity that are carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and the BBVA branches located in Asia.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function for the consolidated BBVA Group, management of structural exchange rate positions; certain portfolios, such as financial and industrial holdings or stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of March 31, 2025 and December 31, 2024, is as follows:

Total Group assets by operating segments (Millions of Euros)
	March 2025	December 2024 ⁽¹⁾
Spain	405,324	411,620
Mexico	162,908	168,470
Turkey	85,975	82,782
South America	72,915	73,997
Rest of Business	64,826	66,534
Subtotal assets by operating segments	791,947	803,404
Corporate Center and adjustments	(19,085)	(31,002)
Total assets BBVA Group	772,863	772,402
(1) In the first quarter of 2025 the Group changed its allocation criteria for certain immaterial balance sheet amounts related to specific activities among the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.
The following table sets forth the main margins and profit by operating segment and the Corporate Center for the three months ended March 31, 2025 and 2024:

Main margins and profit by operating segments (Millions of Euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments
March 2025
Net interest income	6,398	1,607	2,767	701	1,231	191	(99)
Gross income	9,324	2,533	3,705	1,267	1,438	437	(55)
Operating profit /(loss) before tax	4,348	1,553	1,852	453	512	220	(242)
Attributable profit (loss)	2,698	1,024	1,332	158	218	173	(208)
March 2024 (1)
Net interest income	6,512	1,587	2,999	277	1,555	157	(64)
Gross income	8,218	2,143	3,967	897	1,201	339	(329)
Operating profit /(loss) before tax	3,458	1,130	2,009	413	201	163	(459)
Attributable profit (loss)	2,200	712	1,441	144	119	122	(339)
(1) In the first quarter of 2025 the Group changed its allocation criteria for certain immaterial balance sheet amounts related to specific activities among the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make those period-on-period comparisons homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of March 31, 2025 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2024.
6.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the Risk Appetite Framework (RAF) variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2024:
–Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions and the alteration of the institutional environment of the countries in which it operates, and the Group is exposed to sovereign debt especially in Spain, Mexico and Turkey.
The global economy is undergoing significant changes, driven primarily by the policies of the new U.S. administration. Uncertainty surrounding their consequences is exceptionally high, substantially increasing geopolitical, economic and financial risks.
The recent significant increase in either adopted or announced U.S. tariff on imports from its trade partners have triggered strong financial market volatility, reinforcing risks to the global economic outlook. High uncertainty about the final level and duration of these tariffs, together with the related financial instability, could negatively impact the world economy, worsening the prospects for the macroeconomic environment. As a result of adopted or announced tariffs, global growth could slow or decline. The impact on economic activity could be particularly pronounced in the United States and China, given China´s response to the measures announced by the U.S. government and the recent escalation in trade tensions between the United States and China, which could also weigh on other economies.
While fiscal stimulus measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and evolving financial conditions, among other factors. Increased tariffs would also raise the risk of inflation in the United States, potentially limiting the Federal Reserve’s room to cut interest rates in 2025. In contrast, weaker growth in the Eurozone could allow the European Central Bank to implement slightly larger-than-expected rate cuts, although this would also depend, among other factors, on the EU’s response to U.S. tariffs, which could create additional inflationary pressures. Beyond higher import tariffs, tighter U.S. controls on migration flows could affect the labor market, add to inflationary pressures and weigh on economic growth. The new U.S. administration’s fiscal, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility.
In addition, there is a high risk of sovereign debt tensions, given the high debt levels in both developed and emerging countries, relatively high interest rates, and weak economic growth prospects.
Rising trade protectionism and the growing rivalry between the United States and China, among other factors, could intensify geopolitical tensions, against a backdrop of persistent conflicts in Ukraine and the Middle East. Similarly, recent negotiations aimed at ending the war between Ukraine and Russia could fuel global tensions in the long term, despite potentially having short-term benefits, including downward pressure on energy prices. In response to these risks and the changes in the foreign policy of the new U.S. administration, the European Union has adopted measures to increase military spending, which could support growth but, to some extent, add pressure on inflation and interest rates in the region.
Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.
The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: a deterioration in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or even defaults or debt restructurings; the impact of policies adopted by the new U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.
In Spain, political, regulatory, and economic uncertainty may have a negative impact on economic activity. In Mexico, there is considerable uncertainty regarding the impact of recently approved constitutional reforms, as well as the policies of the new U.S. administration (especially if protectionist measures affect growth expectations). In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions could also trigger new episodes of financial volatility and macroeconomic risks. Moreover, uncertainty remains over the impact of the geopolitical situation in the Middle East—particularly in Syria—on Turkey. These factors could lead to a deterioration in the purchasing power and creditworthiness of the Group’s customers, both households and corporates. In addition, official interest rates, regulatory and macroprudential policies affecting the banking sector, and currency depreciation in Turkey have impacted and may continue to impact the Group’s results. In Argentina, the risk of economic and financial turmoil persists, as the government has substantially changed Argentina´s policy framework and is pursuing a strong fiscal and monetary adjustment to curb inflation. Lastly, in Colombia and Peru, climate-related factors, political tensions, and a deterioration of public finances could weigh on economic performance.Furthermore, there is an increasing risk of sovereign debt tensions, given the high debt levels in developed and emerging countries, relatively high interest rates and weak economic growth prospects.
Any of these factors may have a significant adverse effect on the Group’s business, financial condition and results of operations.

6.2Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of March 31, 2025 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2024.
Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of March 31, 2025 and December 31, 2024 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	March 2025	Stage 1	Stage 2	Stage 3
Financial assets held for trading		71,618
Equity instruments	9	6,549
Debt securities	9	24,795
Loans and advances	9	40,274
Non-trading financial assets mandatorily at fair value through profit or loss		10,570
Equity instruments	10	9,605
Debt securities	10	581
Loans and advances	10	384
Financial assets designated at fair value through profit or loss	11	929
Derivatives (trading and hedging)		48,379
Financial assets at fair value through other comprehensive income		59,839
Equity instruments	12	1,573
Debt securities		58,241	56,215	2,011	15
Loans and advances to credit institutions	12	25	25	—	—
Financial assets at amortized cost		523,915	479,676	30,432	13,806
Debt securities		63,026	62,879	111	35
Loans and advances to central banks		9,363	9,363	—	—
Loans and advances to credit institutions		22,853	22,847	6	—
Loans and advances to customers		428,673	384,587	30,315	13,771
Total financial assets risk		715,249
Total loan commitments and financial guarantees		287,813	279,567	7,552	694
Loan commitments given	28	205,240	199,895	5,180	165
Financial guarantees given	28	23,151	22,237	754	160
Other commitments given	28	59,422	57,435	1,618	369
Total maximum credit exposure		1,003,062

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2024	Stage 1	Stage 2	Stage 3
Financial assets held for trading		72,945
Equity instruments	9	6,760
Debt securities	9	27,955
Loans and advances	9	38,230
Non-trading financial assets mandatorily at fair value through profit or loss		10,546
Equity instruments	10	9,782
Debt securities	10	407
Loans and advances	10	358
Financial assets designated at fair value through profit or loss	11	836
Derivatives (trading and hedging)		53,229
Financial assets at fair value through other comprehensive income		59,115
Equity instruments	12	1,451
Debt securities		57,639	55,315	2,309	16
Loans and advances to credit institutions	12	25	25	—	—
Financial assets at amortized cost		514,086	467,910	31,930	14,246
Debt securities		59,070	58,887	149	34
Loans and advances to central banks		8,261	8,261	—	—
Loans and advances to credit institutions		22,668	22,658	8	2
Loans and advances to customers		424,087	378,104	31,772	14,211
Total financial assets risk		710,757
Total loan commitments and financial guarantees		262,233	253,291	8,150	791
Loan commitments given	28	188,515	182,830	5,524	160
Financial guarantees given	28	22,503	21,513	798	192
Other commitments given	28	51,215	48,948	1,828	439
Total maximum credit exposure		972,990
The changes in the three months ended March 31, 2025 and the year ended December 31, 2024 of impaired financial assets (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	March 2025	December 2024
Balance at the beginning of the period	14,891	15,362
Additions	2,861	12,255
Decreases ⁽¹⁾	(1,741)	(7,346)
Net additions	1,119	4,909
Amounts written-off	(1,330)	(4,559)
Exchange differences and other	(333)	(820)
Balance at the end of the period	14,348	14,891
(1) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.
Loss allowances
Below are the changes in the three months ended March 31, 2025, and the year ended December 31, 2024 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances at amortized cost:

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	March 2025	December 2024
Balance at the beginning of the period	(11,630)	(11,316)
Increase in loss allowances charged to income	(3,156)	(11,646)
Stage 1	(608)	(2,021)
Stage 2	(568)	(1,677)
Stage 3	(1,980)	(7,949)
Decrease in loss allowances charged to income	1,827	5,823
Stage 1	479	1,362
Stage 2	438	1,554
Stage 3	910	2,907
Transfer to written-off loans, exchange differences and other	1,532	5,509
Balance at the end of the period	(11,427)	(11,630)

Estimation model and additional adjustments to expected losses measurement
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. Although these updates incorporate the best information available at any given time, they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility or very recent events still under development. In this regard, to estimate expected losses, what is described in Note 7 of the 2024 consolidated financial statements on individual and collective estimates of expected losses must be taken into account, as well as macroeconomic estimates and sensitivity to variations in key assumptions of macroeconomic scenarios.
In addition, the Group may supplement the expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including evaluation by the relevant Global Risk Management Committee (GRMC). As of December 31, 2024, the Group had recorded a €33 million adjustment in Spain, due to the damage caused by the Isolated Depression at High Levels (DANA by its acronym in Spanish) in different Spanish municipalities between October 28 and November 4, 2024. There was no significant variation in the adjustment during the three months ended March 31, 2025.

7.Fair value of financial instruments
The criteria and valuation methods used to calculate the fair value of financial assets as of March 31, 2025 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2024.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2024.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2024.
7.1. Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments recognized at fair value from the attached condensed consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of March 31, 2025 and December 31, 2024:

Fair value of financial instruments recognized at fair value by level. March 2025 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	101,716	24,346	74,879	2,491
Derivatives		30,099	463	29,293	342
Equity instruments		6,549	6,345	145	59
Debt securities		24,795	17,537	6,647	611
Loans and advances		40,274	2	38,794	1,478
Non-trading financial assets mandatorily at fair value through profit or loss	10	10,570	8,293	834	1,443
Equity instruments		9,605	7,954	252	1,398
Debt securities		581	339	209	33
Loans and advances to customers		384	—	373	11
Financial assets designated at fair value through profit or loss	11	929	926	3	—
Debt securities		929	926	3	—
Financial assets at fair value through other comprehensive income	12	59,718	49,763	8,473	1,482
Equity instruments		1,573	1,247	85	241
Debt securities		58,121	48,492	8,387	1,242
Loans and advances to credit institutions		25	25	—	—
Derivatives – hedge accounting		1,068	—	1,064	5
LIABILITIES
Financial liabilities held for trading	9	76,246	12,448	62,510	1,289
Trading derivatives		27,243	795	25,647	801
Short positions		11,677	11,652	19	6
Deposits		37,326	—	36,844	482
Financial liabilities designated at fair value through profit or loss	11	15,309	—	13,392	1,916
Deposits from credit institutions		—
Customer deposits		905	—	905	—
Debt securities issued		4,569	—	2,653	1,916
Other financial liabilities		9,834	—	9,834	—
Derivatives – hedge accounting		2,157	—	2,132	25

Fair value of financial Instruments recognized at fair value by level. December 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	108,948	26,332	80,323	2,292
Derivatives		36,003	969	34,591	443
Equity instruments		6,760	6,602	76	83
Debt securities		27,955	18,762	8,438	756
Loans and advances		38,230	—	37,218	1,011
Non-trading financial assets mandatorily at fair value through profit or loss	10	10,546	8,511	617	1,418
Equity instruments		9,782	8,309	107	1,365
Debt securities		407	202	173	31
Loans and advances to customers		358	—	336	21
Financial assets designated at fair value through profit or loss	11	836	774	62	—
Debt securities		836	774	62	—
Financial assets at fair value through other comprehensive income	12	59,002	50,354	7,515	1,133
Equity instruments		1,451	1,157	79	216
Debt securities		57,526	49,173	7,436	917
Loans and advances to credit institutions		25	25	—	—
Derivatives – hedge accounting		1,158	—	1,158	—
LIABILITIES
Financial liabilities held for trading	9	86,591	14,308	71,072	1,211
Trading derivatives		33,059	1,118	31,400	541
Short positions		13,878	13,189	673	15
Deposits		39,654	—	38,999	656
Financial liabilities designated at fair value through profit or loss	11	14,952	—	12,865	2,087
Deposits from credit institutions		—	—	—	—
Customer deposits		934	—	934	—
Debt securities issued		4,597	—	2,511	2,087
Other financial liabilities		9,420	—	9,420	—
Derivatives – hedge accounting		2,503	—	2,480	23
7.2 Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments from the attached condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of March 31, 2025 and December 31, 2024:

Fair value of financial instruments recognized at amortized cost by level. March 2025 (Millions of Euros)
	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	50,406	50,406	—	—	—	50,406
Financial assets at amortized cost	13	512,434	35,054	55,622	24,112	395,608	510,397
Debt securities		62,972	—	55,622	5,784	832	62,239
Loans and advances		449,462	35,054	—	18,328	394,776	448,158
LIABILITIES
Financial liabilities at amortized cost	20	594,752	382,058	45,401	64,520	102,984	594,962
Deposits		503,163	362,456	—	41,781	98,473	502,711
Debt securities issued		71,987	—	45,401	22,738	4,511	72,650
Other financial liabilities		19,601	19,601	—	—	—	19,601
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

Fair value of financial Instruments recognized at amortized cost by level. December 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	51,145	51,145	—	—	—	51,145
Financial assets at amortized cost	13	502,400	32,615	50,771	24,157	394,496	502,039
Debt securities		59,014	—	50,771	6,589	921	58,281
Loans and advances		443,386	32,615	—	17,568	393,575	443,759
LIABILITIES
Financial liabilities at amortized cost	20	584,339	378,530	47,323	58,016	101,025	584,894
Deposits		496,720	360,777	—	37,647	98,038	496,461
Debt securities issued		69,867	—	47,323	20,369	2,986	70,679
Other financial liabilities		17,753	17,753	—	—	—	17,753
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.
8.Cash, cash balances at central banks and other demand deposits

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	March 2025	December 2024
Cash on hand	7,445	8,636
Cash balances at central banks	35,165	35,306
Other demand deposits	7,795	7,202
Total	50,406	51,145
9.Financial assets and liabilities held for trading

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	March 2025	December 2024
ASSETS
Derivatives		30,099	36,003
Equity instruments	6.2	6,549	6,760
Debt securities	6.2	24,795	27,955
Loans and advances	6.2	40,274	38,230
Total assets	7	101,716	108,948
LIABILITIES
Derivatives		27,243	33,059
Short positions		11,677	13,878
Deposits		37,326	39,654
Total liabilities	7	76,246	86,591
10.Non-trading financial assets mandatorily at fair value through profit or loss

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	March 2025	December 2024
Equity instruments	6.2	9,605	9,782
Debt securities	6.2	581	407
Loans and advances to customers	6.2	384	358
Total	7	10,570	10,546

11.Financial assets and liabilities designated at fair value through profit or loss

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	March 2025	December 2024
ASSETS
Debt securities	6.2 / 7	929	836
LIABILITIES
Deposits from credit institutions		—	—
Customer deposits		905	934
Debt securities issued		4,569	4,597
Other financial liabilities: Unit-linked products		9,834	9,420
Total liabilities	7	15,309	14,952
12.Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	March 2025	December 2024
Equity instruments	6.2	1,573	1,451
Debt securities		58,121	57,526
Loans and advances to credit institutions	6.2	25	25
Total	7	59,718	59,002
Of which: loss allowances of debt securities		(120)	(112)
13.Financial assets at amortized cost

Financial assets at amortized cost (Millions of Euros)
	Notes	March 2025	December 2024
Debt securities		62,972	59,014
Loans and advances to central banks		9,355	8,255
Loans and advances to credit institutions		22,842	22,655
Loans and advances to customers		417,266	412,477
Government		22,919	22,111
Other financial corporations		18,868	17,497
Non-financial corporations		195,959	193,386
Other		179,519	179,483
Total	7	512,434	502,400
Of which: impaired assets of loans and advances to customers	6.2	13,771	14,211
Of which: loss allowances of loans and advances	6.2	(11,427)	(11,630)
Of which: loss allowances of debt securities		(54)	(57)
14.    Investments in joint ventures and associates

Joint ventures and associates (Millions of Euros)
	March 2025	December 2024
Joint ventures	96	94
Associates	885	895
Total	981	989

15.    Tangible assets

Tangible assets. Breakdown by type (Millions of Euros)
	March 2025	December 2024
Property, plant and equipment	9,261	9,506
For own use	8,331	8,501
Land and buildings	6,386	6,475
Work in progress	159	155
Furniture, fixtures and vehicles	6,774	6,848
Right to use assets	2,448	2,439
Accumulated depreciation	(7,297)	(7,276)
Impairment	(139)	(140)
Leased out under an operating lease	930	1,004
Assets leased out under an operating lease	1,103	1,158
Accumulated depreciation	(173)	(153)
Investment property	269	253
Building rental	255	240
Other	1	1
Right to use assets	256	251
Accumulated depreciation	(124)	(118)
Impairment	(119)	(121)
Total	9,530	9,759
16.    Intangible assets

Intangible assets (Millions of Euros)
	March 2025	December 2024
Goodwill	689	700
Other intangible assets	1,803	1,790
Computer software acquisition expense	1,779	1,764
Other intangible assets with an infinite useful life	9	9
Other intangible assets with a definite useful life	15	17
Total	2,492	2,490
Goodwill
As of March 31, 2025 and December 31, 2024, the principal amount of the goodwill is due to the cash-generating unit (hereinafter "CGU") of Mexico for an amount of €529 million and €541 million, respectively.
Impairment Test
As mentioned in Note 2.2.7 of the consolidated financial statements of the Group for the year 2024, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment.
As of and for the three months ended March 31, 2025, no indicators of impairment have been identified in any CGU.
17.    Tax assets and liabilities

Tax assets and liabilities (Millions of Euros)
	March 2025	December 2024
Tax assets
Current tax assets	3,114	4,295
Deferred tax assets	13,783	14,354
Total	16,897	18,650
Tax liabilities
Current tax liabilities	986	575
Deferred tax liabilities	2,388	2,458
Total	3,373	3,033

As of March 31, 2025, tax liabilities include the accrual corresponding to the first quarter of 2025 of the new tax on the interest margin and commissions of certain financial institutions, including BBVA, S.A., regulated by the Ninth Final Provision of Law 7/2024.
18.    Other assets and liabilities

Other assets and liabilities (Millions of Euros)
	March 2025	December 2024
ASSETS
Inventories	1,302	1,299
Transactions in progress	402	482
Accruals	2,125	1,862
Other items	1,367	1,881
Total	5,197	5,525
LIABILITIES
Transactions in progress	210	306
Accruals	2,583	3,066
Other items	3,208	1,997
Total	6,001	5,370
19.    Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	March 2025	December 2024
ASSETS
Foreclosures and recoveries	819	847
Other assets from tangible assets	587	618
Companies held for sale	55	55
Accrued amortization	(49)	(46)
Impairment losses	(605)	(645)
Total	807	828
LIABILITIES
Companies held for sale	—	—
Total	—	—

20.    Financial liabilities at amortized cost
20.1    Breakdown of the balance

Financial liabilities at amortized cost (Millions of Euros)
	Notes	March 2025	December 2024
Deposits		503,163	496,720
Deposits from central banks		16,421	14,668
Demand deposits		1,472	657
Time deposits and other		8,146	6,369
Repurchase agreements		6,803	7,642
Deposits from credit institutions		31,034	34,406
Demand deposits		5,588	6,977
Time deposits and other		15,698	15,049
Repurchase agreements		9,748	12,380
Customer deposits		455,708	447,646
Demand deposits		330,383	331,780
Time deposits and other		112,164	106,658
Repurchase agreements		13,160	9,208
Debt securities issued		71,987	69,867
Other financial liabilities		19,601	17,753
Total	7	594,752	584,339

20.2    Debt securities issued

Debt securities issued (Millions of Euros)
	March 2025	December 2024
In Euros	37,011	37,118
Promissory bills and notes	1,616	1,360
Non-convertible bonds and debentures	17,738	17,788
Covered bonds	3,740	5,825
Hybrid financial instruments (1)	541	519
Securitization bonds	1,765	2,201
Wholesale funding	3,277	1,030
Subordinated liabilities	8,333	8,395
Convertible perpetual certificates	2,750	2,750
Other non-convertible subordinated liabilities	5,583	5,645
In foreign currencies	34,976	32,748
Promissory bills and notes	2,797	2,962
Non-convertible bonds and debentures	12,961	12,136
Covered bonds	99	95
Hybrid financial instruments (1)	6,119	5,327
Securitization bonds	—	—
Wholesale funding	1,189	1,067
Subordinated liabilities	11,811	11,161
Convertible perpetual certificates	2,774	2,888
Other non-convertible subordinated liabilities	9,036	8,273
Total	71,987	69,867
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.

20.3    Other financial liabilities

Other financial liabilities (Millions of Euros)
	March 2025	December 2024
Lease liabilities	1,450	1,467
Creditors for other financial liabilities	4,490	4,859
Collection accounts	3,896	3,693
Creditors for other payment obligations	9,765	7,734
Total	19,601	17,753
21.    Assets and liabilities under insurance and reinsurance contracts
As of March 31, 2025 and December 31, 2024, the balance under the heading "Insurance and reinsurance assets" amounted to €184 million and €191 million, respectively.
The breakdown of the balance under the heading "Liabilities under insurance and reinsurance contracts" is as follows:

Liabilities under insurance and reinsurance contracts (Millions of Euros)
	March 2025	December 2024
Liabilities for remaining coverage	10,265	9,835
Liabilities for incurred claims	1,127	1,146
Total	11,392	10,981
22.    Provisions

Provisions. Breakdown by concepts (Millions of Euros)
	March 2025	December 2024
Provisions for pensions and similar obligations	2,173	2,348
Other long term employee benefits	366	384
Provisions for taxes and other legal contingencies	806	791
Commitments and guarantees given	633	667
Other provisions (1)	392	429
Total	4,370	4,619
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
23.    Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	March 2025	March 2024
Interest income and expense		31	33
Personnel expense		40	53
Defined contribution plan expense	35.1	32	42
Defined benefit plan expense	35.1	8	10
Provisions or reversal of provisions	37	1	1
Total expense (income)		71	87
24.    Capital
As of March 31, 2025 and December 31, 2024, BBVA’s share capital amounted to €2,824,009,877.85 divided into 5,763,285,465 shares.
As of each of such dates, all shares were of the same class and series, fully subscribed and paid-up, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
25.    Retained earnings and other reserves

Retained earnings and other reserves (Millions of Euros)
	March 2025	December 2024
Retained earnings	46,582	40,693
Other reserves	1,845	1,814
Total	48,427	42,507
26.    Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	March 2025	December 2024
Items that will not be reclassified to profit or loss	(1,876)	(1,988)
Actuarial gains (losses) on defined benefit pension plans	(1,059)	(1,067)
Non-current assets and disposal groups classified as held for sale	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	(798)	(905)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(18)	(17)
Items that may be reclassified to profit or loss	(16,072)	(15,232)
Hedge of net investments in foreign operations (effective portion)	(2,368)	(2,329)
Mexican peso	(2,724)	(2,697)
Turkish lira	378	394
Other exchanges	(23)	(25)
Foreign currency translation	(13,526)	(12,702)
Mexican peso	(4,127)	(3,644)
Turkish lira	(6,109)	(5,835)
Argentine peso	(570)	(555)
Venezuela Bolívar	(1,892)	(1,865)
Other exchanges	(828)	(803)
Hedging derivatives. Cash flow hedges (effective portion)	322	370
Fair value changes of debt instruments measured at fair value through other comprehensive income	(504)	(576)
Hedging instruments (non-designated items)	4	—
Non-current assets and disposal groups classified as held for sale	—	—
Share of other recognized income and expense of investments in joint ventures and associates	1	5
Total	(17,948)	(17,220)
The balances recognized under these headings are presented net of tax.
27.    Minority interests (non-controlling interests)

Minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	March 2025	December 2024
Garanti BBVA	1,241	1,351
BBVA Peru	1,727	1,779
BBVA Argentina	834	843
BBVA Colombia	55	60
BBVA Venezuela	135	134
Other entities	195	191
Total	4,187	4,359

Profit attributable to minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	March 2025	March 2024
Garanti BBVA	31	26
BBVA Peru	96	50
BBVA Argentina	27	23
BBVA Colombia	—	(1)
BBVA Venezuela	23	3
Other entities	7	5
Total	184	107
28.    Commitments and guarantees given

Commitments and guarantees given (Millions of Euros)
	Notes	March 2025	December 2024
Loan commitments given	6.2	205,240	188,515
Financial guarantees given	6.2	23,151	22,503
Other commitments given	6.2	59,422	51,215
Total	6.2	287,813	262,233
29.    Net interest income
29.1    Interest and other income

Interest and other income. Breakdown by origin (Millions of Euros)
	March 2025	March 2024
Financial assets at fair value through profit or loss	1,377	1,702
Financial assets at fair value through other comprehensive income	861	881
Financial assets at amortized cost ⁽¹⁾	12,189	12,133
Adjustments of income as a result of hedging transactions	255	209
Other income	38	55
Total	14,720	14,979
Of which: insurance activity	345	274
(1) Includes interest on demand deposits at central banks and credit institutions.
29.2    Interest expense

Interest expense. Breakdown by origin (Millions of Euros)
	March 2025	March 2024
Financial liabilities at fair value through profit or loss	1,096	1,333
Financial liabilities at amortized cost	6,822	6,645
Adjustments of expense as a result of hedging transactions	162	309
Cost attributable to pension funds	31	33
Other expense	211	148
Total	8,321	8,468
Of which: insurance activity	243	171
30.    Dividend income

Dividend income (Millions of Euros)
	March 2025	March 2024
Non-trading financial assets mandatorily at fair value through profit or loss	2	1
Financial assets at fair value through other comprehensive income	8	4
Total	9	5

31.    Fee and commission income and expense

Fee and commission income. Breakdown by origin (Millions of Euros)
	March 2025	March 2024
Bills receivables	5	5
Demand accounts	78	72
Credit and debit cards and POS (1)	1,732	1,520
Checks	37	39
Transfers and other payment orders	239	221
Insurance product commissions	124	108
Loan commitments given	92	78
Other commitments and financial guarantees given	135	126
Asset management	435	388
Securities fees	106	99
Custody securities	53	52
Other fees and commissions	261	217
Total	3,297	2,926
(1) Point Of Sale.

Fee and commission expense. Breakdown by origin (Millions of Euros)
	March 2025	March 2024
Demand accounts	2	1
Credit and debit cards and POS (1)	842	734
Transfers and other payment orders	42	36
Commissions for selling insurance	8	9
Custody securities	25	22
Other fees and commissions	318	238
Total	1,237	1,040
(1) Point Of Sale.
32.    Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	March 2025	March 2024
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	114	76
Financial assets at amortized cost	1	35
Other financial assets and liabilities	113	41
Gains (losses) on financial assets and liabilities held for trading, net ⁽¹⁾	770	273
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	86	73
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	54	67
Gains (losses) from hedge accounting, net	(5)	99
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	1,020	589
Exchange differences, net	(72)	183
Total	948	772
(1) It includes the result of the management of structural positions in foreign currencies, which resulted mainly from the evolution of the Mexican peso.

Gains (losses) on financial assets and liabilities and hedge accounting. Breakdown by nature of the financial instrument (Millions of Euros)
	March 2025	March 2024
Debt instruments	153	76
Equity instruments	164	543
Trading derivatives and hedge accounting	266	(416)
Loans and advances to customers	27	(10)
Customer deposits	(4)	(12)
Other	413	407
Total	1,020	589
33.    Other operating income and expense

Other operating income (Millions of Euros)
	March 2025	March 2024
Gains from sales of non-financial services	93	73
Other operating income	84	57
Total	177	130

Other operating expense (Millions of Euros)
	March 2025	March 2024
Change in inventories	39	34
Contributions to guaranteed banks deposits funds	165	156
Hyperinflation adjustment (1)	159	766
Other operating expense (2)	285	488
Total	648	1,444
(1) For the three months ended March 31, 2025, it includes €117 million related to Argentina and €37 million related to Turkey. For the three months ended March 31, 2024, it includes €655 million related to Argentina and €111 million related to Turkey.
(2) For the three months ended March 31, 2024, it included €285 million corresponding to the total estimated annual amount to be paid under the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022.
34.    Income and expense from insurance and reinsurance contracts

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	March 2025	March 2024
Income from insurance and reinsurance contracts	1,294	1,093
Expense from insurance and reinsurance contracts	(923)	(745)
Total	371	348
35.    Administration costs
35.1    Personnel expense

Personnel expense (Millions of Euros)
	Notes	March 2025	March 2024
Wages and salaries		1,425	1,344
Social security costs		274	247
Defined contribution plan expense	23	32	42
Defined benefit plan expense	23	8	10
Other personnel expense		162	134
Total		1,901	1,778

35.2    Other administrative expense

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	March 2025	March 2024
Technology and systems	442	443
Communications	65	69
Advertising	129	94
Property, fixtures and materials	142	137
Taxes other than income tax	114	139
Surveillance and cash courier services	72	64
Other expense	319	284
Total	1,283	1,229
36.    Depreciation and amortization

Depreciation and amortization (Millions of Euros)
	March 2025	March 2024
Tangible assets	237	237
For own use	152	152
Right-of-use assets	84	85
Investment properties and other	1	1
Intangible assets	141	138
Total	378	375
37.    Provisions or reversal of provisions

Provisions or reversal of provisions (Millions of Euros)
	Notes	March 2025	March 2024
Pensions and other post-employment defined benefit obligations	23	1	1
Commitments and guarantees given		(12)	(40)
Pending legal issues and tax litigation		62	48
Other provisions		—	47
Total		51	57
38.    Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	March 2025	March 2024
Financial assets at fair value through other comprehensive income - debt securities	16	13
Financial assets at amortized cost	1,369	1,348
Of which: recovery of written-off assets by cash collection	(76)	(105)
Total	1,385	1,361
39.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" recorded no impairment for the three months ended March 31, 2025, and it included a reversal of impairment of €41 million corresponding to investments in associates for the three months ended March 31, 2024.
40.Impairment or reversal of impairment on non-financial assets

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	March 2025	March 2024
Tangible assets	—	(1)
Intangible assets	2	2
Others	—	2
Total	1	3
41.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	March 2025	March 2024
Gains on sale of real estate	18	6
Impairment of non-current assets held for sale	1	(2)
Total	19	4
42.Subsequent events
From April 1, 2025 to the date of preparation of these Consolidated Financial Statements, except for the payment of the dividend mentioned in Note 4, no subsequent events requiring disclosure in these Consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Luisa Gómez Bravo

Name:	Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	April 29, 2025